UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 _________________________
FORM 6-K
 _________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2018
Commission file number 1- 12874
 _________________________
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
 _________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
(Address of principal executive office)
 _________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

TEEKAY CORPORATION AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2018

ITEM 1 - FINANCIAL STATEMENTS
TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2018	2017
	$	$
Revenues (note 2, 3 and 4)	394,022	543,505
Voyage expenses (notes 2 and 3)	(85,877)	(50,797)
Vessel operating expenses (notes 2 and 4)	(157,935)	(191,260)
Time-charter hire expense (note 4)	(19,411)	(38,772)
Depreciation and amortization	(67,311)	(143,030)
General and administrative expenses (note 4)	(24,183)	(31,438)
Write-down and loss on sales of vessels (note 7)	(18,662)	(4,427)
Restructuring charges (note 12)	(2,138)	(2,176)
Income from vessel operations	18,505	81,605
Interest expense	(54,625)	(70,355)
Interest income	1,677	1,481
Realized and unrealized gains (losses) on non-designated derivative instruments (note 14)	9,426	(6,475)
Equity income	27,117	10,347
Foreign exchange gain (loss) (notes 8 and 14)	22	(2,904)
Loss on deconsolidation of Teekay Offshore (note 4)	(7,070)	—
Other (loss) income	(915)	295
(Loss) income before income taxes	(5,863)	13,994
Income tax expense (note 15)	(4,117)	(3,019)
Net (loss) income	(9,980)	10,975
Less: Net income attributable to non-controlling interests	(10,575)	(56,231)
Net loss attributable to the shareholders of Teekay Corporation	(20,555)	(45,256)
Per common share of Teekay Corporation (note 16)
• Basic loss attributable to shareholders of Teekay Corporation	(0.21)	(0.53)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.21)	(0.53)
• Cash dividends declared	0.055	0.055
Weighted average number of common shares outstanding (note 16)
• Basic	97,333,503	86,183,831
• Diluted	97,333,503	86,183,831

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2018	2017
	$	$
Net (loss) income	(9,980)	10,975
Other comprehensive income (loss):
Other comprehensive income (loss) before reclassifications
Unrealized gain on marketable securities	—	684
Unrealized gain (loss) on qualifying cash flow hedging instruments	2,622	(790)
Pension adjustments, net of taxes	195	(56)
Foreign exchange (loss) gain on currency translation	(377)	392
Amounts reclassified from accumulated other comprehensive income relating to:
Realized loss on qualifying cash flow hedging instruments
To interest expense (note 14)	250	—
To equity income	(77)	901
Pension adjustments, net of taxes
To loss on deconsolidation of Teekay Offshore (note 4)	7,720	—
Other comprehensive income	10,333	1,131
Comprehensive income	353	12,106
Less: Comprehensive income attributable to non-controlling interests	(12,574)	(56,312)
Comprehensive loss attributable to shareholders of Teekay Corporation	(12,221)	(44,206)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except share amounts)

	As at March 31, 2018	As at December 31, 2017
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	489,174	445,452
Restricted cash - current	20,509	38,179
Accounts receivable, including non-trade of $14,539 (2017 – $15,273) and related party balance of $14,222 (2017 – $16,068) (note 2)	162,124	159,859
Assets held for sale (note 7)	28,000	33,671
Net investment in direct financing leases (note 6)	10,676	9,884
Prepaid expenses and other (notes 2 and 14)	49,325	38,180
Current portion of loans to equity-accounted investees (note 4)	72,370	107,486
Total current assets	832,178	832,711
Restricted cash - non-current	69,708	68,543
Vessels and equipment (note 8)
At cost, less accumulated depreciation of $1,331,465 (2017 – $1,293,447)	3,434,530	3,491,491
Vessels related to capital leases, at cost, less accumulated amortization of $62,255 (2017 – $51,290) (note 6)	1,438,539	1,272,560
Advances on newbuilding contracts (note 10a)	407,211	444,493
Total vessels and equipment	5,280,280	5,208,544
Net investment in direct financing leases - non-current (note 6)	482,946	486,106
Loans to equity-accounted investees and joint venture partners, bearing interest between nil and LIBOR plus margins up to 1.25%	141,365	146,420
Equity-accounted investments (notes 4 and 10b)	1,129,297	1,130,198
Other non-current assets (note 14)	96,692	83,211
Intangible assets – net	89,218	93,014
Goodwill	43,690	43,690
Total assets	8,165,374	8,092,437
LIABILITIES AND EQUITY
Current
Accounts payable	12,289	24,107
Accrued liabilities and other (notes 10d, 12 and 14)	244,707	296,232
Advances from affiliates (note 4)	48,441	49,100
Current portion of derivative liabilities (note 14)	63,754	80,423
Current portion of long-term debt (note 8)	677,565	800,897
Current obligations related to capital leases	89,990	114,173
Total current liabilities	1,136,746	1,364,932
Long-term debt (note 8)	2,713,650	2,616,808
Long-term obligations related to capital leases	1,158,246	1,046,284
Derivative liabilities (note 14)	38,173	48,388
Other long-term liabilities (note 15)	134,448	136,369
Total liabilities	5,181,263	5,212,781
Commitments and contingencies (notes 6, 8, 10, and 14)
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 100,434,121 shares outstanding and issued (2017 – 89,127,041)) (note 9)	1,043,303	919,078
Accumulated deficit	(159,904)	(135,892)
Non-controlling interest	2,098,274	2,102,465
Accumulated other comprehensive income (loss)	2,438	(5,995)
Total equity	2,984,111	2,879,656
Total liabilities and equity	8,165,374	8,092,437
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2018	2017
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(9,980)	10,975
Non-cash items:
Depreciation and amortization	67,311	143,030
Amortization of in-process revenue contracts	(4,017)	(6,907)
Unrealized gain on derivative instruments	(37,309)	(16,405)
Write-down and loss on sales of vessels (note 7)	18,662	4,427
Loss on deconsolidation of Teekay Offshore (note 4)	7,070	—
Equity income, net of dividends received	(26,369)	(10,347)
Income tax expense	4,117	3,019
Unrealized foreign exchange loss and other	33,714	21,566
Change in operating assets and liabilities	(11,635)	(32,588)
Expenditures for dry docking	(8,454)	(9,454)
Net operating cash flow	33,110	107,316
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	263,920	215,938
Prepayments of long-term debt	(237,824)	(78,782)
Scheduled repayments of long-term debt (note 8)	(64,501)	(229,077)
Proceeds from financing related to sales and leaseback of vessels	126,273	220,825
Repayments of obligations related to capital leases	(15,246)	(13,485)
Net proceeds from equity issuances of subsidiaries	—	8,843
Net proceeds from equity issuances of Teekay Corporation (note 9)	103,696	—
Distributions paid from subsidiaries to non-controlling interests	(19,824)	(31,862)
Cash dividends paid	(5,514)	(4,737)
Other financing activities	(524)	(521)
Net financing cash flow	150,456	87,142
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(168,287)	(264,567)
Proceeds from sale of vessels and equipment	—	53,206
Proceeds from sale of equity-accounted investment	54,438	—
Investment in equity-accounted investments	(19,604)	(13,535)
Advances to joint ventures and joint venture partners	(9)	(26,314)
Cash of transferred subsidiaries on sale, net of proceeds received (note 4)	(25,254)	—
Other investing activities	2,367	7,048
Net investing cash flow	(156,349)	(244,162)
Increase (decrease) in cash, cash equivalents and restricted cash	27,217	(49,704)
Cash, cash equivalents and restricted cash, beginning of the period	552,174	805,242
Cash, cash equivalents and restricted cash, end of the period	579,391	755,538
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars, except share amounts)

	TOTAL EQUITY
	Thousands of Shares of Common Stock Outstanding #	Common Stock and Additional Paid-in Capital $	(Accumulated Deficit) Retained Earnings $	Accumulated Other Compre- hensive (Loss) Income $	Non- controlling Interests $	Total $
Balance as at December 31, 2017	89,127	919,078	(135,892)	(5,995)	2,102,465	2,879,656
Net (loss) income			(20,555)		10,575	(9,980)
Other comprehensive income				8,334	1,999	10,333
Dividends declared			(5,445)		(19,824)	(25,269)
Employee stock compensation and other (note 9)	180	4,430				4,430
Proceeds from equity offerings, net of offering costs (note 9)	11,127	103,696				103,696
Equity component of convertible notes (note 8)		16,099				16,099
Changes to non-controlling interest from equity contributions and other			1,988	99	3,059	5,146
Balance as at March 31, 2018	100,434	1,043,303	(159,904)	2,438	2,098,274	2,984,111
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

1.	Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly-traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Tankers Ltd. (or Teekay Tankers); and, until September 25, 2017, Teekay Offshore Partners L.P. (or Teekay Offshore) (see Note 4).

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 30, 2018. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2018, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. In addition, because the Company has determined that the entities that have financed certain of the Teekay liquefied natural gas (or LNG) carriers or LNG carrier newbuildings through sale leaseback transactions are variable interest entities (or VIEs) that should be consolidated, the presentation of the sale leaseback transactions in the consolidated statements of cash flows has been adjusted to reflect these transactions as financing activities instead of investing activities in the current and comparative period.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.
2. Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of this date. The Company has elected to apply ASU 2014-09 only to those contracts that are not completed as of January 1, 2018. The Company has adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences:

•
The Company previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the revenue sharing arrangements. As such, the revenue from those voyages is presented in voyage revenues and the difference between this amount and the Company's net allocation from the revenue sharing arrangement is presented as voyage expenses. This had the effect of increasing revenues and voyage expenses for the three months ended March 31, 2018 by $61.3 million. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company manages vessels owned by its equity-accounted investments and third parties. Upon the adoption of ASU 2014-09, costs incurred by the Company for its seafarers will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing revenues and vessel operating expenses for the three months ended March 31, 2018 by $21.5 million. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company previously presented all accrued revenue as a component of accounts receivable. The Company has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing prepaid expenses and other and decreasing accounts receivable by $5.3 million at March 31, 2018. There was no cumulative impact to opening equity as at January 1, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

•
The Company will sometimes incur pre-operational costs that relate directly to a specific customer contract, that generate or enhance resources of the Company that will be used in satisfying performance obligations in the future, whereby such costs are expected to be recovered via the customer contract. Such costs will be deferred and amortized over the duration of the customer contract. The Company previously expensed such costs as incurred unless the costs were directly reimbursable by the contract or if they were related to the mobilization of offshore assets to an oil field. This change had the effect of increasing prepaid expenses and other by $2.6 million, investments in equity accounted joint ventures by $1.9 million and equity by $4.4 million as at March 31, 2018. This change did not have a material effect on the statement of income for the three months ended March 31, 2018. The cumulative increase to opening equity as at January 1, 2018 was $4.1 million.

•
The Company at times will enter into charter contracts that have annual performance measures that may result in the Company receiving additional consideration each year based on the annual performance measure result for such year. The Company previously recognized such consideration upon completion of the annual performance period. Upon adoption of ASU 2014-09, the portion of such consideration allocable to the non-lease element of charter contracts is included in the determination of the contract consideration and recognized over annual performance period. This had the effect of decreasing accrued liabilities and other and increasing retained earnings by approximately $2.0 million at March 31, 2018 as well as increasing revenue for the three months ended March 31, 2018 by approximately $2.0 million. There was no cumulative impact to opening equity as at January 1, 2018 as the end of the annual performance period is December 31st.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. FASB issued an exposure draft in early 2018 that made further amendments to accounting for leases. The Company currently intends to adopt ASU 2016-02 during 2018 or on January 1, 2019, when a final ASU is issued related to this exposure draft using a transition approach whereby a cumulative effect adjustment will be made as of the effective date with no retrospective effect. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The quarter in which the Company adopts ASU 2016-02 and the estimated impact from adoption contained below are based upon the expectation that FASB will issue an additional ASU that will allow adoption of ASU 2016-02, with retrospective effect to January 1, 2018. The Company has identified the following differences based on the work performed to date:

•
The adoption of ASU 2016-02 will result in a change in the accounting method for the Company's office leases and the lease portion of the daily charter hire for the chartered-in vessels by the Company and the Company's equity-accounted joint ventures accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company and the Company's equity-accounted joint ventures will recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company's and its equity-accounted joint venture’s assets and liabilities. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right of use asset becomes impaired.

•
The adoption of ASU 2016-02 will require the Company to complete its lease classification assessment when a lease commences instead of when the lease is entered into. The Company has entered into charters in prior periods for certain of its vessels currently under construction and which are expected to deliver over the period from 2018 to 2020. Historically, for charters that were negotiated concurrently with the construction of the related vessels, the fair value of the constructed asset was presumed to be its newbuilding cost and no gain or loss was recognized on commencement of the charter if such charters were classified as direct finance leases. On the adoption of ASU 2016-02, the fair value of the vessel is determined based on information available at the lease commencement date and any difference in the fair value of the ship upon commencement of the charter and its carrying value is recognized as a gain or loss upon commencement of the charter.

•
The adoption of ASU 2016-02 will result in the recognition of revenue from the reimbursement of scheduled dry-dock expenditures, where such charter contract is accounted for as an operating lease, occurring upon completion of the scheduled dry-dock, instead of ratably over the period between the previous scheduled dry-dock and the next scheduled dry-dock. The Company is in the process of determining which vessels this applies to and the cumulative impact to opening equity as at January 1, 2018.

•	In addition, direct financing lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company on January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (or ASU 2016-15), which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. ASU 2016-15 became effective for the Company as of January 1, 2018, with a retrospective approach. The Company has elected to classify distributions received from equity method investees in the statement of cash flows based on the nature of the distribution. The adoption of this update did not have a material impact on the Company.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2018. Adoption of ASU 2016-18 resulted in the Company including in its statement of cash flows changes in cash, cash equivalents and restricted cash.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Company January 1, 2019. The Company is currently evaluating the effect of adopting this new guidance.
3. Revenues
The Company’s primary source of revenue is chartering its vessels and offshore units to its customers. The Company utilizes four primary forms of contracts, consisting of time-charter contracts, voyage charter contracts, bareboat charter contracts and contracts for floating production, storage and offloading (or FPSO) units. The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities.

Time Charters
Pursuant to a time charter, the Company charters a vessel to a customer for a period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist. Those include penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, certain time charters will contain provisions that allow the Company to be compensated for increases in the Company’s costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or interest rates or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. Finally, in a small number of charters, the Company may earn profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Company’s contracts is typically recognized as incurred as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Company does not engage in any specific tactics to minimize vessel residual value risk.

Voyage Charters
Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate and then adjusted for any pool participation based on predetermined criteria. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease, however judgement is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts is generally fixed, although certain sources of variability exist. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Bareboat Charters
Pursuant to a bareboat charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more, at rates that are generally fixed. However, the customer is responsible for operation and maintenance of the vessel with its own crew as well as any expenses that are unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. If the vessel goes off-hire due to a mechanical issue or any other reason, the monthly hire received by the vessel owner is normally not impacted by such events. The performance obligations within a bareboat charter, which will include the lease of the vessel to the charterer, are satisfied over the duration of such contract, as measured using the time that has elapsed from commencement of the lease. Hire is typically invoiced monthly in advance for bareboat charters, based on a fixed daily hire amount.

FPSO Contracts
Pursuant to an FPSO contract, the Company charters an FPSO unit to a customer for a period of time, generally more than one year. The performance obligations within an FPSO contract, which will include the lease of the FPSO unit to the charterer as well as the operation of the FPSO unit, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. Hire is typically invoiced monthly in arrears, based on a fixed daily hire amount. In certain FPSO contracts, the Company is entitled to a lump sum amount due upon commencement of the contract and may also be entitled to termination fees if the contract is cancelled early. While the fixed daily hire amount may be the same over the term of the FPSO contract, the daily hire amount may increase or decrease over the duration of the FPSO contract. As a result of the Company accounting for compensation from such charters on a straight-line basis over the duration of the charter, FPSO contracts where revenue is recognized before the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing a contract asset and FPSO contracts where revenue is recognized after the Company is entitled to such amounts under the FPSO contracts will result in the Company recognizing deferred revenue.

Certain sources of consideration variability exist within FPSO contracts. Those include penalties, such as those that relate to periods where production on the FPSO unit is interrupted. In addition, certain FPSO contracts will contain provisions that allow the Company to be compensated for increases in the Company’s costs to operate the unit during the term of the contract. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures incurred. Finally, the Company may earn additional compensation from monthly production tariffs, which are based on the volume of oil produced, as well as other monthly or annual operational performance measures. Variable consideration of the Company's contracts are typically recognized as incurred as either such revenue is allocated and accounted for under lease accounting requirements or alternatively such consideration is allocated to distinct periods under a contract during which such variable consideration was incurred. The Company does not engage in any specific tactics to minimize residual value risk. Given the uncertainty involved in oil field production estimates and the result impact on oil field life, FPSO contracts typically will include extension options or options to terminate early.

Management Fees and Other
The Company also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities. Such services may include the arrangement of third party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing costs for vessels being managed. Management fees are typically invoiced monthly.

Revenue Table
The following tables contain the Company’s revenue for the three months ended March 31, 2018 and 2017, by contract type and by segment. The period for the three months ended March 31, 2018, does not include revenues for Teekay Offshore, as Teekay Offshore was deconsolidated subsequent to the Brookfield Transaction in September 2017 (see Note 4).

	Three Months Ended March 31, 2018
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conventional Tankers	Teekay Tankers Conventional Tankers	Teekay Parent Offshore Production	Teekay Parent Other	Eliminations and Other	Total

Time charters	93,459	5,398	22,110	—	13,094	(7,979)	126,082
Voyage charters	3,623	4,751	135,642	—	—	—	144,016
Bareboat charters	5,377	—	—	—	—	—	5,377
FPSO contracts	—	—	—	65,970	—	—	65,970
Management fees and other	2,590	108	10,713	—	38,850	316	52,577
	105,049	10,257	168,465	65,970	51,944	(7,663)	394,022

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended March 31, 2017
	Teekay LNG Liquefied Gas Carriers	Teekay LNG Conven-tional Tankers	Teekay Tankers Conven-tional Tankers	Teekay Parent Offshore Production	Teekay Parent Conven-tional Tankers	Teekay Parent Other	Teekay Offshore	Eliminations and Other	Total

Time charters	78,514	10,732	30,330	—	—	6,431	72,486	(8,991)	189,502
Voyage charters	—	1,223	39,344	—	—	—	15,668	—	56,235
Bareboat charters	8,430	—	—	—	—	—	27,469	(10,011)	25,888
FPSO contracts	—	—	—	44,342	—	—	112,855	—	157,197
Net pool revenues	—	—	47,189	—	2,167	—	—	—	49,356
Contracts of affreightment	—	—	—	—	—	—	47,660	—	47,660
Management fees and other	2,003	278	13,622	—	—	5,426	—	(3,662)	17,667
	88,947	12,233	130,485	44,342	2,167	11,857	276,138	(22,664)	543,505

The following table contains the Company's revenue from contracts that do not contain a lease element and the non-lease element of time-charters accounted for as direct financing leases for the three months ended March 31, 2018 and 2017.

	Three Months Ended March 31,
	2018 $	2017 $
Non-lease revenue - related to sales type or direct financing leases	4,140	7,915
Voyage charters - towage	—	10,898
Management fees and other	52,577	17,667
	56,717	36,480

Operating Leases
As at March 31, 2018, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to time-charters, bareboat charters and FPSO contracts that were accounted for as operating leases are approximately $385.3 million (remaining 2018), $418.4 million (2019), $376.0 million (2020), $309.3 million (2021), $281.0 million (2022), and $674.8 million thereafter. The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2018, revenue from unexercised option periods of contracts that existed on March 31, 2018, revenue from vessels in the Company’s equity-accounted investments, or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in this paragraph have been reduced by estimated off-hire time for any periodic maintenance. The amounts may vary given unscheduled future events such as vessel maintenance. Certain of these charters provide the charterer with the option to acquire the vessel or the option to extend the charter.

The carrying amount of the vessels employed on time-charters, bareboat charters and FPSO contracts that have been accounted for as operating leases at March 31, 2018, was $3.0 billion (2017 - $3.1 billion). At March 31, 2018, the cost and accumulated depreciation of such vessels were $4.0 billion (2017 - $4.1 billion) and $920.9 million (2017 - $1.0 billion), respectively.

Direct Financing Leases
Teekay LNG owns a 69% ownership interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The time charters for the two Tangguh LNG carriers are accounted for as direct financing leases. The Tangguh LNG Carriers commenced their time-charters with their charterers in 2009. In addition, in 2013, Teekay LNG acquired two 155,900-cubic meter LNG carriers (or Awilco LNG Carriers) from Norway-based Awilco LNG ASA (or Awilco) and chartered them back to Awilco on five- and four-year fixed-rate bareboat charter contracts (plus a one-year extension option), respectively, with Awilco holding a fixed-price purchase obligation at the end of the charter. The bareboat charters with Awilco were accounted for as direct financing leases. However, in June 2017, Teekay LNG agreed to amend the charter contracts with Awilco to defer a portion of charter hire and extend the bareboat charter contracts and related purchase obligations on both vessels to December 2019. The amendments have the effect of deferring between $10,600 per day and $20,600 per day per vessel from July 1, 2017 until December 2019, with such deferred amounts added to the purchase obligation amounts. As a result of the contract amendments, one of the charter contracts with Awilco has been reclassified as an operating lease upon the expiration of its original contract terms in November 2017. The second charter contract with Awilco will be reclassified as an operating lease upon the expiration of its original contract terms in August 2018, and at that time, approximately $131 million will be recorded as part of vessels and equipment. The following table lists the components of the net investments in direct financing leases:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	March 31, 2018 $	December 31, 2017 $
Total minimum lease payments to be received	556,391	568,710
Estimated unguaranteed residual value of leased properties	194,965	194,965
Initial direct costs and other	352	361
Less unearned revenue	(258,086)	(268,046)
Total	493,622	495,990
Less current portion	(10,676)	(9,884)
Long-term portion	482,946	486,106

As at March 31, 2018, estimated minimum lease payments to be received by Teekay LNG under the Tangguh LNG Carrier leases are approximately $29.4 million (remainder of 2018) and $39.1 million per year from 2019 through 2022 and $235.7 million thereafter. Both leases are scheduled to end in 2029. In addition, the estimated minimum lease payments to be received by Teekay LNG in the remainder of 2018 related to the second Awilco LNG Carrier lease, until its original contract term expire in August 2018, were approximately $4.1 million.

Contract Costs
In certain cases, the Company incurs pre-operational costs that relate directly to a specific customer contract and that generate or enhance resources of the Company that will be used in satisfying performance obligations in the future, in which case such costs are expected to be recovered via the customer contract. Those costs include costs incurred to mobilize an offshore asset to an oilfield, pre-operational costs incurred to prepare for commencement of operations of an offshore asset or costs incurred to reposition a vessel to a location where a charterer will take delivery of the vessel. In certain cases, the Company must make judgements about whether costs relate directly to a specific customer contract or whether costs were factored into the pricing of a customer contract and thus expected to be recovered. Such deferred costs are amortized on a straight-line basis over the duration of the customer contract. Amortization of such costs for the three months ended March 31, 2018 was $0.2 million. As at March 31, 2018, repositioning costs of $2.7 million were included as part of other assets in the Company's consolidated balance sheets.
4. Deconsolidation of Teekay Offshore
On September 25, 2017, Teekay, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction) which resulted in the deconsolidation of Teekay Offshore as of that date. This transaction and its impact is described in more detail in Note 3 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. Subsequent to the closing of the Brookfield Transaction, Teekay currently has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method. As of March 31, 2018 and December 31, 2017, Teekay owned a 13.8% interest in the common units of Teekay Offshore.

Teekay Offshore is a related party of Teekay. As at March 31, 2018, Teekay has recorded $62.7 million in advances to Teekay Offshore (December 31, 2017 - $102.8 million) and $39.4 million in advances from Teekay Offshore (December 31, 2017 - $37.2 million) in current portion of loans to equity-accounted investees and advances from affiliates, respectively, on its consolidated balance sheets.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay and up to $100.0 million is provided by Brookfield. The facility is scheduled to mature in October 2019. The interest payments on the revolving credit facility are based on LIBOR plus a margin of 5.00% per annum until March 31, 2019 and LIBOR plus a margin of 7.00% per annum for balances outstanding after March 31, 2019. Any outstanding principal balances are due on the maturity date. As at March 31, 2018, Teekay had not advanced any amounts to Teekay Offshore under this facility.

Until December 31, 2017, Teekay and its wholly-owned subsidiaries directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as part of the Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) of Teekay at carrying value. The Company recognized a loss of $7.1 million related to the sale of the Transferred Subsidiaries and the resultant release of accumulated pension losses from accumulated other comprehensive income, which is recorded in loss on deconsolidation of Teekay Offshore on the Company's consolidated statements of (loss) income for the three months ended March 31, 2018.
The Transferred Subsidiaries provide ship management, commercial, technical, strategic, business development and administrative services to Teekay Offshore, primarily related to Teekay Offshore's FPSO units, shuttle tankers and floating storage and offtake (or FSO) units. Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay's FPSO units. Teekay and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Revenues received by the Company for services provided to Teekay Offshore for the three months ended March 31, 2018 were $6.5 million, which was recorded in revenues on the Company's consolidated statements of (loss) income for the three months ended March 31, 2018. Fees paid by the Company to Teekay Offshore for services provided by Teekay Offshore for the three months ended March 31, 2018, were $5.3 million which was recorded in vessel operating expenses and general and administrative expenses on the Company's consolidated statements of (loss) income for the three months ended March 31, 2018. As at March 31, 2018, two shuttle tankers and three FSO units of Teekay Offshore were employed on long-term time-charter-out or bareboat contracts to subsidiaries of Teekay. Time-charter hire expense paid by the Company to Teekay Offshore for the three months ended March 31, 2018 was $3.8 million. No such amounts are included in the comparative period when Teekay Offshore was consolidated by Teekay.
5. Segment Reporting
The Company allocates capital and assesses performance from the separate perspectives of its two publicly-traded subsidiaries Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), Teekay and its remaining subsidiaries (or Teekay Parent), and its equity-accounted investee, Teekay Offshore (collectively with the Controlled Daughter Entities, the Daughter Entities), as well as from the perspective of the Company's lines of business. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker is on the Controlled Daughter Entities, Teekay Parent and its equity-accounted investee, Teekay Offshore (the Legal Entity approach), and its segments are presented accordingly on this basis. The Company (which excludes Teekay Offshore) has three primary lines of business: (1) offshore production (FPSO units), (2) LNG and liquefied petroleum gas (or LPG) carriers), and (3) conventional tankers. The Company manages these businesses for the benefit of all stakeholders. The Company incorporates the primary lines of business within its segments, as in certain cases there is more than one line of business in each Controlled Daughter Entity and the Company believes this information allows a better understanding of the Company’s performance and prospects for future net cash flows.
The following table includes results for the Company’s revenues by segment for the three months ended March 31, 2018 and 2017:

	Revenues (1)
	Three Months Ended March 31,
	2018	2017
	$	$
Teekay Offshore(2)(3)	—	276,138

Teekay LNG
Liquefied Gas Carriers(3)	105,049	88,947
Conventional Tankers	10,257	12,233
	115,306	101,180

Teekay Tankers(4)
Conventional Tankers	168,465	130,485

Teekay Parent
Offshore Production	65,970	44,342
Conventional Tankers	—	2,167
Other	51,944	11,857
	117,914	58,366

Eliminations and other	(7,663)	(22,664)
	394,022	543,505

(1)	The comparative period does not include the impact of the adoption of ASU 2014-09 (see Note 2).

(2)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 4).

(3)
Certain vessels are chartered between the Daughter Entities and Teekay Parent. The amounts in the table below represent revenue earned by each segment from other segments within the group. Such intersegment revenue for the three months ended March 31, 2018 and 2017 is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	Three Months Ended March 31,
	2018	2017
	$	$
Teekay Offshore	—	10,011
Teekay LNG - Liquefied Gas Carriers	7,979	8,991
	7,979	19,002
(4) On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL); Teekay Tankers acquired its initial 50% interest in TTOL in August 2014. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired its remaining 50% interest in TTOL is retroactively adjusted to include 100% of the results of TTOL during the periods they were under common control of Teekay and had begun operations.
The following table includes results for the Company’s income from vessel operations by segment for the three months ended March 31, 2018 and 2017:

	Income (Loss) from Vessel Operations(1)
	Three Months Ended March 31,
	2018	2017
	$	$
Teekay Offshore(2)	—	60,458

Teekay LNG
Liquefied Gas Carriers	44,545	43,336
Conventional Tankers	(19,403)	2,742
	25,142	46,078

Teekay Tankers(3)
Conventional Tankers	(8,421)	10,741

Teekay Parent
Offshore Production	6,882	(20,411)
Conventional Tankers	—	(2,459)
Other	(5,098)	(12,802)
	1,784	(35,672)

	18,505	81,605

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

(2)	On September 25, 2017, the Company deconsolidated Teekay Offshore (see Note 4).

(3)
On May 31, 2017, Teekay Tankers acquired from Teekay Parent, the remaining 50% interest in TTOL; Teekay Tankers acquired its initial 50% interest in TTOL in August 2014. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired its remaining 50% interest in TTOL is retroactively adjusted to include 100% of the results of TTOL during the periods they were under common control of Teekay and had begun operations.

Commencing on September 25, 2017, the Company accounts for its investment in Teekay Offshore using the equity method, and recognized equity income of $0.7 million in respect of Teekay Offshore for the three months ended March 31, 2018.

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	March 31, 2018	December 31, 2017
	$	$
Teekay Offshore	242,131	280,774
Teekay LNG - Liquefied Gas Carriers	4,760,881	4,624,321
Teekay LNG - Conventional Tankers	71,309	112,844
Teekay Tankers - Conventional Tankers	2,111,066	2,125,909
Teekay Parent - Offshore Production	351,595	366,229
Teekay Parent - Conventional Tankers	13,042	13,620
Teekay Parent - Other	29,820	26,527
Cash and cash equivalents	489,174	445,452
Other assets not allocated	116,307	118,493
Eliminations	(19,951)	(21,732)
Consolidated total assets	8,165,374	8,092,437
6. Vessel Charters
The minimum estimated charter hire and rental payments for the remainder of the year and the next four fiscal years, as at March 31, 2018, for the Company’s chartered-in vessels were as follows:

Vessel Charters(1)	Remainder of 2018	2019	2020	2021	2022
	(in millions of U.S. Dollars)
Charters-in – operating leases	55.4	65.9	57.4	54.4	20.0
Charters-in – related to capital leases(2)	114.2	119.7	118.9	118.0	117.2
Charters-in – related to capital leases(3)	12.2	16.2	16.3	16.2	16.2
	181.8	201.8	192.6	188.6	153.4

(1)
Teekay LNG owns a 69% ownership interest in the Teekay Tangguh Joint Venture, which is a party to operating leases whereby the Teekay Tangguh Joint Venture is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. This table does not include Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers, which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2017. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Teekay Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin.

The carrying amount of tax indemnification guarantees of Teekay LNG relating to the leasing arrangement through the Teekay Tangguh Joint Venture as at March 31, 2018 was $6.8 million (December 31, 2017 – $7.1 million) and is included as part of other long-term liabilities in Teekay LNG’s consolidated balance sheets. The tax indemnification is for the duration of the lease contracts with the third party plus the years it would take for the lease payments to be statute barred, which will end in 2033 for the vessels. Although there is no maximum potential amount of future payments, the Teekay Tangguh Joint Venture may terminate the lease arrangement on a voluntary basis at any time. If the lease arrangement terminates, the Teekay Tangguh Joint Venture will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

(2)
As at March 31, 2018, Teekay LNG was a party, as lessee, to capital leases on one Suezmax tanker, the Toledo Spirit. Under this capital lease, the owner has the option to require Teekay LNG to purchase the vessel. The charterer, who is also the owner, also has the option to cancel the charter contract and the cancellation option is first exercisable in July 2019. The amounts in the table above assume the owner will not exercise its option to require Teekay LNG to purchase the vessel from the owner, but rather assume the owner will cancel the charter contracts when the cancellation right is first exercisable in August 2018 and sell the vessel to a third party, upon which the remaining lease obligation will be extinguished. Therefore, the table above does not include any amounts after the expected cancellation date of the lease. In May 2018, the charterer of the Toledo Spirit gave formal notification to the Partnership of its intention to terminate its charter contract subject to certain conditions being met and third-party approvals being received.

Teekay LNG is also a party to capital leases on six LNG carriers, the Creole Spirit, the Oak Spirit, the Torben Spirit, the Macoma, the Murex and the Magdala. Upon delivery of these six LNG carriers between February 2016 and February 2018, Teekay LNG sold these respective vessels to third parties (or Lessors) and leased them back under 10-year bareboat charter contracts ending in 2026 through to 2028. The bareboat charter contracts are accounted for as obligations related to capital leases and have fixed-price purchase obligations at the end of the lease terms.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As at March 31, 2018, Teekay LNG had sale-leaseback agreements in place for two of its LNG carrier newbuildings scheduled to deliver during the remainder of 2018, and at such dates, the Lessors will take delivery and charter each respective vessel back to Teekay LNG. As at March 31, 2018, Teekay LNG had received $118 million from the Lessors relating to the two LNG carrier newbuildings, which were recorded as current and long-term obligations related to capital leases in Teekay LNG's consolidated balance sheets. Teekay LNG has secured a further $248 million in capital lease financing to be received during the remainder of 2018 upon delivery of the vessels.

Teekay LNG understands that these vessels and lease operations are the only assets and operations of the Lessors. Teekay LNG operates the vessels during the lease term and as a result, is considered to be, under GAAP, the Lessor's primary beneficiary; therefore, Teekay LNG consolidates the Lessors for financial reporting purposes as VIEs.

The liabilities of the Lessors are loans and are non-recourse to Teekay LNG. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by Teekay LNG's subsidiaries under the sale-leaseback transaction. As a result, the amounts due by Teekay LNG's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.

The obligations of Teekay LNG under the bareboat charter contracts are guaranteed by Teekay LNG. In addition, the guarantee agreements require Teekay LNG to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at March 31, 2018, Teekay LNG was in compliance with all covenants in respect of the obligations related to capital leases.

(3) In July 2017, Teekay Tankers completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers, the Athens Spirit, the Beijing Spirit, the Moscow Spirit and the Sydney Spirit. Under this arrangement, Teekay Tankers has agreed to transfer the vessels to subsidiaries of the financial institution, as lessors, and lease the vessels back from the lessors on bareboat charters for a 12-year term. Teekay Tankers has the option to repurchase the vessels from July 2020 to July 2029. The lessors are companies whose only assets and operations are to hold Teekay Tankers' leases and vessels. Teekay Tankers operates the vessels during the lease term and as a result, is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes. The liabilities of the lessors are loans and are non-recourse to Teekay Tankers. The amounts funded to the lessors materially match the funding received by Teekay Tankers' subsidiaries. As a result, the amounts due by Teekay Tankers' subsidiaries to the lessors have been included in obligations under capital leases as representing the lessor's loans. The bareboat charters also require that Teekay Tankers maintain minimum levels of cash and aggregate liquidity.
7. Write-down and Loss on Sales of Vessels
The Company's write-downs and sales of vessels generally consist of those vessels approaching the end of their useful lives as well as other vessels it strategically sells to reduce exposure to a certain vessel class.

The following table shows the write-downs and loss on sales of vessels for the three months ended March 31, 2018 and 2017:

			Write-Down and Loss on Sales of Vessels
			Three Months Ended March 31,
Segment	Asset Type	Completion of Sale Date	2018 $	2017 $
Teekay LNG Segment - Conventional Tankers	Handymax	(1)	(13,000)	—
Teekay LNG Segment - Conventional Tankers	2 Suezmaxes	(2)	(5,662)	—
Teekay Tankers Segment - Conventional Tankers	Aframax	Jun-2017	—	(2,593)
Teekay Tankers Segment - Conventional Tankers	2 Suezmaxes	Jan/Mar-2017	—	(1,797)
Other			—	(37)
Total			(18,662)	(4,427)

(1) In March 2018, the carrying value of the Alexander Spirit conventional tanker was written down to its estimated fair value, using an appraised value, as a result of changes in the Company's expectations of the vessel's future opportunities once its current charter contract ends in 2019.

(2) Teekay LNG has commenced marketing these vessels for sale and the vessels are classified as held for sale at March 31, 2018.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

8. Long-Term Debt

	March 31, 2018	December 31, 2017
	$	$
Revolving Credit Facilities	722,999	877,343
Senior Notes (8.5%) due January 15, 2020	585,841	592,657
Convertible Senior Notes (5%) due January 15, 2023	125,000	—
Norwegian Kroner-denominated Bonds due through October 2021	395,343	377,856
U.S. Dollar-denominated Term Loans due through 2031	1,378,478	1,358,798
Euro-denominated Term Loans due through 2023	234,386	232,957
Other U.S. Dollar-denominated loan	—	10,000
Total principal	3,442,047	3,449,611
Less unamortized discount and debt issuance costs	(50,832)	(31,906)
Total debt	3,391,215	3,417,705
Less current portion	(677,565)	(800,897)
Long-term portion	2,713,650	2,616,808

As of March 31, 2018, the Company had eight revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $1.3 billion, of which $0.6 billion was undrawn. Interest payments are based on LIBOR plus margins; the margins ranged between 0.8% and 4.0% at March 31, 2018 and 0.45% and 4.0% at December 31, 2017. The aggregate amount available under the Revolvers is scheduled to decrease by $562.2 million (remainder of 2018), $52.6 million (2019), $53.6 million (2020), $347.3 million (2021) and $261.0 million (thereafter). The Revolvers are collateralized by first-priority mortgages granted on 52 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other related security are 38.2 million common units in Teekay Offshore, 25.2 million common units in Teekay LNG, and 16.8 million Class A common shares in Teekay Tankers, which secure a $200 million credit facility.

The Company’s 8.5% senior unsecured notes are due January 15, 2020 with an original aggregate principal amount of $450 million (the Original Notes). The Original Notes issued on January 27, 2010 were sold at a price equal to 99.2% of par. During 2014, the Company repurchased $57.3 million of the Original Notes. In November 2015, the Company issued an aggregate principal amount of $200 million of the Company’s 8.5% senior unsecured notes due on January 15, 2020 (or the Notes) at 99.01% of face value, plus accrued interest from July 15, 2015. The Notes are an additional issuance of the Company's Original Notes (collectively referred to as the 8.5% Notes). The Notes were issued under the same indenture governing the Original Notes, and are fungible with the Original Notes. The discount on the 8.5% Notes is accreted through the maturity date of the notes using the effective interest rate of 8.67% per year. During the first quarter of 2018, the Company repurchased $6.8 million of the 8.5% Notes.

The 8.5% Notes rank equally in right of payment with all of Teekay's existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay's subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date.

On January 26, 2018, Teekay Parent completed a private offering of $125.0 million of aggregate principal amount of 5% Convertible Senior Notes due January 15, 2023 (the Convertible Notes). The Convertible Notes will be convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The initial conversion price represents a premium of 20% to the concurrent common stock offering price of $9.75 per share. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly dividend of $0.055 per share of common stock. On issuance of the Convertible Notes, the Company recognized a conversion feature of $16.1 million in additional paid-in capital, which is accreted through to the maturity date through interest expense.

Teekay LNG has a total of Norwegian Kroner (or NOK) 3.1 billion in senior unsecured bonds issued in the Norwegian bond market at March 31, 2018 that mature through October 2021. As of March 31, 2018, the total carrying amount of the senior unsecured bonds was $395.3 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 3.70% to 6.00%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.92% to 7.72%, and the transfer of the principal amount fixed at $430.5 million upon maturity in exchange for NOK 3.1 billion (see Note 14).

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

As of March 31, 2018, the Company had 10 U.S. Dollar-denominated term loans outstanding, which totaled $1.4 billion in aggregate principal amount (December 31, 2017 – $1.4 billion). Interest payments on the term loans are based on LIBOR plus a margin, of which one of the term loans has an additional tranche based on a fixed rate of 5.37%. At March 31, 2018 and December 31, 2017, the margins ranged between 0.30% and 3.25%. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and nine of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 22 (December 31, 2017 – 22) of the Company’s vessels, together with certain other security. In addition, at March 31, 2018 and December 31, 2017, all of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

Teekay LNG has two Euro-denominated term loans outstanding, which, as at March 31, 2018, totaled 190.2 million Euros ($234.4 million) (December 31, 2017 – 194.1 million Euros ($233.0 million)). Teekay LNG is servicing the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2018 and December 31, 2017, the margins ranged between 0.60% and 2.25%. The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of Teekay LNG's vessels, together with certain other security, and are guaranteed by Teekay LNG and one of its subsidiaries.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, obligations related to capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange gain (loss) of $0.02 million and $(2.9) million during the three months ended March 31, 2018 and 2017, respectively.

The weighted-average interest rate on the Company’s aggregate long-term debt as at March 31, 2018 was 4.7% (December 31, 2017 – 4.3%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 14).

Teekay has guaranteed obligations pursuant to certain credit facilities of Teekay Tankers. As at March 31, 2018, the aggregate outstanding balance on such credit facilities was $234.3 million.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2018, after giving effect to the debt facility refinancing completed in May 2018 (see Note 18), are $0.6 billion (remainder of 2018), $0.2 billion (2019), $1.1 billion (2020), $0.8 billion (2021), $0.2 billion (2022) and $0.5 billion (thereafter).

The Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and six loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2018, these ratios ranged from 119.5% to 224.0% compared to their minimum required ratios of 105.0% to 135.0%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by the Company based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier and conventional tanker markets could negatively affect the Company's compliance with these ratios.

Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2018 and December 31, 2017, this amount was $100.0 million for the Company, excluding Teekay LNG. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5.0% and 7.5% of total debt for Teekay Parent and Teekay Tankers. As at March 31, 2018, such amounts for Teekay Parent and Teekay Tankers were $46.0 million and $54.6 million, respectively. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at March 31, 2018, the Company was in compliance with all covenants under its credit facilities and other long-term debt.
9. Capital Stock
The authorized capital stock of Teekay at March 31, 2018 and 2017 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2018, Teekay had no shares of preferred stock issued.

During the three months ended March 31, 2018, Teekay completed a public offering of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93.0 million, issued 1.1 million shares of common stock as part of a continuous offering program, generating net proceeds of $10.7 million, and issued 0.2 million shares of common stock pursuant to stock options, restricted stock units and restricted stock awards.

During the three months ended March 31, 2018 and 2017, the Company granted 1,048,916 and 731,405 stock options with exercise prices of $8.67 and $10.18 per share, respectively, 625,878 and 343,330 restricted stock units with fair values of $5.4 million and $3.5 million, respectively, and 79,869 and 83,739 shares of restricted stock awards with fair values of $0.7 million and $0.9 million, respectively, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit and restricted stock award is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Upon vesting, the value of the restricted stock units and restricted stock awards are paid to each grantee in the form of shares.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The weighted-average grant-date fair value of stock options granted during March 2018 was $4.21 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 64.8%; expected life of 5.5 years; dividend yield of 2.5%; risk-free interest rate of 2.6%; and estimated forfeiture rate of 7.4%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries

During the three months ended March 31, 2018 and 2017, 293,770 and 56,950 common units of Teekay Offshore, respectively, 17,498 and 17,345 common units of Teekay LNG, respectively, and 168,029 and nil shares of Class A common stock of Teekay Tankers, respectively, with aggregate values of $1.3 million and $0.6 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2018 and 2017.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2018 and 2017, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 936,589 and 321,318 common units of Teekay Offshore, 62,283 and 60,809 common units of Teekay LNG and 762,640 and 382,437 Class A common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.5 million and $3.5 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers’ common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

During March 2018, Teekay Tankers granted 736,327 and 504,097 stock options with an exercise price of $1.22 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option granted in March 2018 has a ten-year term and vests equally over three years from the grant date. During March 2017, Teekay Tankers granted 486,329 and 396,412 stock options with an exercise price of $2.23 per share to officers and non-management directors of Teekay Tankers, respectively. Each stock option granted in March 2017 has a ten-year term and vests equally over three years from the grant date.
10. Commitments and Contingencies

a)	Vessels Under Construction

As at March 31, 2018, the Company was committed to the construction of five LNG carriers for a total cost of approximately $1.0 billion, including capitalized interest and other miscellaneous construction costs. Three LNG carriers are scheduled for delivery during 2018 and two LNG carriers are scheduled for delivery in 2019. As at March 31, 2018, payments made towards these commitments totaled $0.4 billion. As at March 31, 2018, the remaining payments required to be made under these newbuilding and conversion capital commitments were $387.6 million (remainder of 2018) and $250.0 million (2019).

b)	Equity-Accounted Investments

Teekay LNG’s share of commitments to fund newbuilding and other construction contract costs of its equity-accounted joint ventures as at March 31, 2018 is as follows:

	Total	Remainder of 2018	2019	2020
	$	$	$	$
Equity-accounted joint ventures (i)	871,720	350,298	322,222	199,200

(i)
The commitment amounts relating to Teekay LNG’s share of costs for newbuilding and other construction contracts in Teekay LNG’s equity-accounted joint ventures are based on Teekay LNG’s ownership percentage in each respective joint venture as of March 31, 2018. These commitments are described in more detail in Note 16 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. As of March 31, 2018, based on Teekay LNG's ownership percentage in each respective joint venture, Teekay LNG's equity-accounted joint ventures have secured $815 million of financing related to the remaining commitments included in the table above.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

c)	Liquidity

Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company had a consolidated net loss of $10.0 million and consolidated cash flows from operating activities of $33.1 million during the three months ended March 31, 2018, and ended the first quarter of 2018 with a working capital deficit of $304.6 million. This working capital deficit primarily relates to the scheduled debt maturities in the next 12 months and repayments of approximately $677.6 million of outstanding consolidated debt which was classified as current liabilities as at March 31, 2018. In addition to these obligations, the Company also anticipates that Teekay LNG will be required to make payments related to commitments to fund vessels under construction and one of Teekay LNG's consolidated joint ventures may be required to make a payment under a tax lease indemnification (see Notes 10a, 10b and 10d), and the Company expects that Teekay Tankers' operating cash flows in 2018, on average, will be lower than in 2017 as a result of lower expected average spot tanker rates.

Based on these factors, over the one-year period following the issuance of their consolidated financial statements, the Company’s consolidated subsidiaries, Teekay Tankers and Teekay LNG, will need to obtain additional sources of liquidity, in addition to amounts generated from operations, to meet their minimum liquidity requirements under their financial covenants. These anticipated potential sources of additional liquidity include: refinancing various loan facilities of Teekay LNG and Teekay Tankers; completing a proposed sale-leaseback of additional vessels in Teekay Tankers; completing new secured debt financings related to vessels under construction for Teekay LNG or other unencumbered operating assets for Teekay LNG and Teekay Tankers; raising capital through equity and/or bond issuances; and negotiating extensions or redeployments of existing assets. The success of these initiatives of the Controlled Daughter Entities may impact the liquidity of Teekay Parent as a result of certain guarantees provided by Teekay Parent to Teekay Tankers and through the payment of dividends/distributions by the Controlled Daughter Entities to Teekay Parent.

The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to complete sale-leaseback transactions and equity and bond issuances, refinance similar loan facilities and to obtain new debt financing for its vessels under construction, as well as the progress it has made to-date on the other liquidity initiatives described above and the elimination of Teekay Tankers' minimum quarterly dividend commencing in May 2018. The Company is in various stages of completion on these matters.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity the Company expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company expects that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

d)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Teekay Nakilat Capital Lease

Teekay LNG owns a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture), which wholly-owns a subsidiary which was the lessee under three separate 30-year capital lease arrangements with a third party for three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leases, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases in 2006 and subsequently adjusted to maintain the lessor's agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the leasing of the RasGas II LNG Carriers; however, the joint venture remained obligated to the lessor for changes in tax treatment and as at March 31, 2018, the Teekay Nakilat Joint Venture’s carrying amount of this estimated tax indemnification guarantee was $65.6 million or 46.9 million GBP (December 31, 2017 – $62.7 million or 46.4 million GBP). The amount is included as part of accrued liabilities and other in the Company's consolidated balance sheets.  Additionally, as at March 31, 2018, the Teekay Nakilat Joint Venture had $7.0 million (December 31, 2017 – $7.0 million) on deposit with the lessor as security against any future claims which is recorded as part of restricted cash in the Company's consolidated balance sheets.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The UK taxing authority (or HMRC) has been challenging the use by third parties of similar lease structures in the UK courts. One of those challenges was eventually decided in favor of HMRC (Lloyds Bank Equipment Leasing No. 1 or LEL1), with the lessor and lessee choosing not to appeal further. The LEL1 tax case concluded that capital allowances are not available to the lessor.  On the basis of this conclusion, HMRC is now asking lessees on other leases, including the Teekay Nakilat Joint Venture, to accept that capital allowances are not available to their lessors. Under the terms of the Teekay Nakilat Joint Venture lease, the lessor is entitled to make a determination that additional rentals are due, even where a court has not made a determination on whether capital allowances are available or where discussions are otherwise ongoing with HMRC on the matter (such that additional rentals paid may be rebated in due course if the final tax position is not as determined by the lessor). The Teekay Nakilat Joint Venture received initial indications from the lessor in April 2018, which were confirmed on May 10, 2018, that the lessor made a determination that additional rentals are due under the leases. During the three months ended March 31, 2018, the Teekay Nakilat Joint Venture recognized an additional tax indemnification guarantee liability of $2.9 million for a total liability of $65.6 million (46.9 million GBP) as at March 31, 2018, of which $2.3 million is included in foreign exchange loss and $0.6 million is included in other (loss) income on the Company's consolidated statements of (loss) income for the three months ended March 31, 2018. The Teekay Nakilat Joint Venture is in discussions with HMRC in relation to the correct tax treatment to be applied to the leases and with the lessor regarding the timing and amount of this consequential liability for additional rentals.

e) Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
11. Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

		March 31, 2018		December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	579,403	579,403	552,186	552,186
Derivative instruments (note 14)
Interest rate swap agreements – assets(1)	Level 2	13,255	13,255	6,081	6,081
Interest rate swap agreements – liabilities(1)	Level 2	(62,719)	(62,719)	(78,560)	(78,560)
Cross currency interest swap agreements – assets(1)	Level 2	13,618	13,618	3,758	3,758
Cross currency interest swap agreements – liabilities(1)	Level 2	(41,536)	(41,536)	(54,217)	(54,217)
Foreign currency contracts	Level 2	—	—	81	81
Stock purchase warrants	Level 3	29,065	29,065	30,749	30,749
Non-recurring
Vessels (note 7)	Level 3	13,000	13,000	—	—
Vessels held for sale (note 7)	Level 2	28,000	28,000	16,671	16,671
Other
Loans to equity-accounted investees and joint venture partners – Current	(2)	72,370	(2)	107,486	(2)
Loans to equity-accounted investees and joint venture partners – Long-term	(2)	141,365	(2)	146,420	(2)
Long-term receivable included in accounts receivable and other assets(3)	Level 3	2,258	2,246	3,476	3,459
Long-term debt – public (note 8)	Level 1	(955,465)	(1,011,114)	(963,563)	(979,773)
Long-term debt – non-public (note 8)	Level 2	(2,435,750)	(2,381,276)	(2,454,142)	(2,421,273)
Obligations related to capital leases, including current portion	Level 2	(1,248,236)	(1,236,832)	(1,160,457)	(1,148,989)

(1)
The fair value of the Company's interest rate swap and cross currency swap agreements at March 31, 2018 includes $2.7 million (December 31, 2017 - $5.7 million) accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
In the unaudited interim consolidated financial statements, the Company’s loans to and equity investments in equity-accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. The fair value of the individual components of such aggregate interests is not determinable.

(3)
As at March 31, 2018, the estimated fair value of the non-interest bearing receivable from Royal Dutch Shell plc (or Shell) is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of March 31, 2018 was $2.2 million (December 31, 2017 – $3.5 million) using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from Shell, the discount rate is based on unsecured debt instruments of similar maturity held by the Company, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Stock purchase warrants - As at March 31, 2018, Teekay held 14.5 million common unit warrants issued by Teekay Offshore (or Brookfield Transaction Warrants) (see Note 3 of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017), which warrants are among those issued by Teekay Offshore to Brookfield and Teekay as part of the Brookfield Transaction. The Brookfield Transaction Warrants allow the holders to acquire one common unit of Teekay Offshore for each Brookfield Transaction Warrant for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. The fair value of the Brookfield Transaction Warrants was $27.8 million and $29.4 million on March 31, 2018 and December 31, 2017, respectively.

As of March 31, 2018, in addition to the Brookfield Transaction Warrants, Teekay held a total of 1,755,000 warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 (or the Series D Warrants) with an exercise price of $4.55, which have a seven-year term. The Series D Warrants will be net settled in either cash or common units at Teekay Offshore’s option. The fair value of the Series D Warrants was $1.3 million on March 31, 2018 and December 31, 2017.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The estimated fair value of the Brookfield Transaction Warrants and the Series D Warrants was determined using a Black-Scholes pricing model and is based, in part, on the historical price of common units of Teekay Offshore, the risk-free rate, vesting conditions and the historical volatility of Teekay Offshore. The estimated fair value of these Brookfield Transaction Warrants and Series D Warrants as of March 31, 2018 was based on the historical volatility of Teekay Offshore's common units of 66.71%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

During January 2014, the Company received from Tanker Investments Limited (or TIL) stock purchase warrants entitling it to purchase up to 1.5 million shares of common stock of TIL. In May 2017, Teekay Tankers entered into a merger agreement with TIL, and in November 2017, on completion of the merger, TIL became a wholly-owned subsidiary of Teekay Tankers. This transaction and its effects are described in more detail in Note 4a of the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2017. Under the terms of the merger agreement, warrants to purchase or acquire shares of common stock of TIL that had not been exercised as of the effective time of the merger, were cancelled. As a result, no value is recorded for this warrant in the Company's balance sheet at March 31, 2018.

Changes in fair value during the three months ended March 31, 2018 and 2017 for the Company’s Brookfield Transaction Warrants, Series D Warrants and the TIL stock purchase warrants, as applicable, which are described above and were measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2018	2017
	$	$
Fair value at the beginning of the period	30,749	575
Unrealized loss included in earnings	(1,684)	(243)
Fair value at the end of the period	29,065	332

b)	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	March 31, 2018	December 31, 2017
			$	$
Direct financing leases	Payment activity	Performing	493,622	495,990
Other loan receivables
Loans to equity-accounted investees and joint venture partners	Other internal metrics	Performing	213,735	253,906
Long-term receivable included in other assets	Payment activity	Performing	12,437	12,175
			719,794	762,071
12. Restructuring Charges
During the three months ended March 31, 2018, the Company recorded restructuring charges of $2.1 million. The restructuring charges primarily related to severance costs resulting from the termination of the charter contract for the Teide Spirit Suezmax tanker in Teekay LNG upon sale of the vessel, and reorganization and realignment of resources of certain of the Company's information systems function to better respond to the changing business environment.

During the three months ended March 31, 2017, the Company recorded restructuring charges of $2.2 million. The restructuring charges primarily related to the reorganization and realigning of resources of certain of the Company's strategic development functions to better respond to the changing business environment, and reorganization of the Company's FPSO business to create better alignment with the Company's offshore operations.

At March 31, 2018 and December 31, 2017, $1.7 million and $1.3 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.
13. Accumulated Other Comprehensive Income (Loss)
As at March 31, 2018 and December 31, 2017, the Company’s accumulated other comprehensive income (loss) (or AOCI) consisted of the following components:

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

	March 31,	December 31,
	2018	2017
	$	$
Unrealized loss on qualifying cash flow hedging instruments	2,303	1,409
Pension adjustments, net of tax recoveries	(2,782)	(10,697)
Foreign exchange gain on currency translation	2,917	3,293
	2,438	(5,995)
14. Derivative Instruments and Hedging Activities
The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

From time to time the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at March 31, 2018, the Company was not committed to any foreign currency forward contracts.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal amounts of the Company’s NOK-denominated bonds due in 2018, 2020 and 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2018, 2020 and 2021. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2018, 2020 and 2021. As at March 31, 2018, the Company was committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) $
Notional Amount NOK	Notional Amount USD	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
900,000	150,000	NIBOR	4.35%	6.43%	(35,931)	0.4
1,000,000	134,000	NIBOR	3.70%	5.92%	(5,605)	2.1
1,200,000	146,500	NIBOR	6.00%	7.72%	13,618	3.6
					(27,918)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company designates certain of its interest rate swap agreements as cash flow hedges for accounting purposes.

As at March 31, 2018, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	1,099,576	(13,999)	4.5	2.8
U.S. Dollar-denominated interest rate swap (3)	LIBOR	178,739	(7,288)	3.0	3.6
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (4)	EURIBOR	234,386	(28,177)	2.7	3.1
			(49,464)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2018, ranged from 0.3% to 4.0%.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

(2)
Includes interest rate swaps with the notional amount reducing quarterly or semi-annually. One interest rate swap is subject to mandatory early termination in 2020, at which time the swap will be settled based on its fair value.

(3)
Forward-starting interest rate swap with inception date in April 2018. The interest rate swap is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2018 to 2024. This interest rate swap is subject to mandatory early termination in 2021, at which time the swap will be settled based on its fair value.

(4)	Principal amount is the U.S. Dollar equivalent of 190.2 million Euros. Principal amount reduces monthly to 70.1 million Euros ($86.4 million) by the maturity dates of the swap agreements.

Stock Purchase Warrants

As at March 31, 2018, Teekay held 14.5 million Brookfield Transaction Warrants (see Notes 4 and 11) with a fair value of $27.8 million on March 31, 2018.

As of March 31, 2018, Teekay held 1,755,000 Series D Warrants of Teekay Offshore (see Notes 4 and 11) with a fair value of $1.3 million on March 31, 2018.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Prepaid Expenses and Other	Other Non-Current Assets	Accrued Liabilities and Other	Current Portion of Derivative Liabilities	Derivative Liabilities
	$	$	$	$	$
As at March 31, 2018
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	195	4,398	—	(18)	—
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	2,799	5,760	(2,054)	(26,209)	(34,335)
Cross currency swap agreements	—	14,050	(603)	(37,527)	(3,838)
Stock purchase warrants	—	29,065	—	—	—
	2,994	53,273	(2,657)	(63,754)	(38,173)
As at December 31, 2017
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	1,037	(18)	(751)	(7)
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	96	—	—	(15)	—
Interest rate swap agreements	1,124	4,319	(4,836)	(35,134)	(38,213)
Cross currency swap agreements	—	5,042	(810)	(44,523)	(10,168)
Stock purchase warrants	—	30,749	—	—	—
	1,220	41,147	(5,664)	(80,423)	(48,388)

As at March 31, 2018, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s unaudited consolidated balance sheets. As at March 31, 2018, these derivatives had an aggregate fair value asset amount of $26.4 million and an aggregate fair value liability amount of $67.2 million. As at March 31, 2018, the Company had $12.3 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the unaudited consolidated balance sheets.

For the periods indicated, the following table presents the effective portion of gains (losses) on interest rate swap agreements designated and qualifying as cash flow hedges (excluding such agreements in equity-accounted investments):

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

Three Months Ended March 31, 2018
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
$	$	$
3,556	(250)	740	Interest expense
3,556	(250)	740

Three Months Ended March 31, 2017
Effective Portion	Effective Portion	Ineffective
Recognized in AOCI(1)	Reclassified from AOCI(2)	Portion(3)
(54)	(56)	67	Interest expense
(54)	(56)	67

(1) Recognized in accumulated other comprehensive income (loss) (or AOCI).
(2) Recorded in AOCI during the term of the hedging relationship and reclassified to earnings.
(3) Recognized in the ineffective portion of gains (losses) on derivative instruments designated and qualifying as cash flow hedges.

Realized and unrealized (losses) and gains from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the unaudited consolidated statements of (loss) income. The effect of the (losses) and gains on derivatives not designated as hedging instruments in the unaudited consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2018	2017
	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(4,809)	(16,556)
Interest rate swap agreement terminations	—	395
Foreign currency forward contracts	—	(354)
Time charter swap agreement	—	780
	(4,809)	(15,735)
Unrealized gains (losses) relating to:
Interest rate swap agreements	15,919	9,123
Foreign currency forward contracts	—	839
Stock purchase warrants	(1,684)	(243)
Time charter swap agreement	—	(459)
	14,235	9,260
Total realized and unrealized gains (losses) on derivative instruments	9,426	(6,475)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign exchange gain (loss) in the consolidated statements of (loss) income. The effect of the losses on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2018	2017
	$	$
Realized losses	(1,384)	(6,740)
Unrealized gains	22,334	7,078
Total realized and unrealized gains on cross currency swaps	20,950	338

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
15. Income Tax Expense
The components of the provision for income tax expense are as follows:

	Three Months Ended March 31,
	2018	2017
	$	$
Current	(2,811)	(1,662)
Deferred	(1,306)	(1,357)
Income tax expense	(4,117)	(3,019)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from January 1, 2018 to March 31, 2018:

$
Balance of unrecognized tax benefits as at January 1, 2018	31,061
Increase for positions related to the current period	2,025
Decrease related to statute of limitations	(312)
Balance of unrecognized tax benefits as at March 31, 2018	32,774

The majority of the net increase for positions for the three months ended March 31, 2018 relates to potential tax on freight income.

The Company does not presently anticipate such unrecognized tax benefits will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.
16. Net Loss Per Share

	Three Months Ended March 31,
	2018	2017
	$	$
Net loss attributable to the shareholders of Teekay Corporation - basic and diluted	(20,555)	(45,256)
Weighted average number of common shares	97,333,503	86,183,831
Common stock and common stock equivalents	97,333,503	86,183,831
Loss per common share:
- Basic	(0.21)	(0.53)
- Diluted	(0.21)	(0.53)

The Company intends to settle the principal of the Convertible Notes in cash on conversion and calculates diluted earnings per share using the treasury-stock method. Stock-based awards and the conversion feature on the Convertible Notes that have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three months ended March 31, 2018, options to acquire 3.8 million shares of Teekay Common Stock had an anti-dilutive effect on the calculation of diluted income per common share (three months ended March 31, 2017 - 3.7 million). In periods where a loss attributable to shareholders of Teekay has been incurred, all stock-based awards and the conversion feature on the Convertible Notes are anti-dilutive.

TEEKAY CORPORATION AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share and per share data)

17. Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	March 31, 2018	December 31, 2017	March 31, 2017	December 31, 2016
	$	$	$	$
Cash and cash equivalents	489,174	445,452	541,426	567,994
Restricted cash – current	20,509	38,179	113,393	107,672
Restricted cash – non-current	69,708	68,543	100,719	129,576
	579,391	552,174	755,538	805,242
18. Subsequent Events

a)
On May 8, 2018, Teekay LNG took delivery of an LNG carrier newbuilding, the Myrina, which concurrently commenced its six-year charter contract with Shell. Upon delivery of the vessel, Teekay LNG sold and leased back the vessel under a sale-leaseback financing transaction which includes a purchase obligation at the end of the 10-year bareboat charter contract.

b)	On May 11, 2018, Teekay LNG refinanced a $58 million debt facility as of March 31, 2018, that was scheduled to mature in 2018 with a new $90 million long-term debt facility maturing in 2024.

c)
On May 21, 2018, Teekay LNG's 50%-owned Exmar LPG Joint Venture took delivery of its eighth LPG carrier newbuilding, the Koksijde. On May 28, 2018, the Exmar LPG Joint Venture sold and leased back the vessel under a sale-leaseback financing transaction which includes purchase options throughout the 15-year bareboat charter contract.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and with Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2017. Unless otherwise indicated, references in this Report to “Teekay,” the “Company,” “we,” “us” and “our” and similar terms refer to Teekay Corporation and its subsidiaries.
Overview
Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have general partnership interests in two publicly-listed master limited partnerships, Teekay LNG Partners L.P. (or Teekay LNG) and Teekay Offshore Partners L.P. (or Teekay Offshore). In addition, we have a controlling ownership of publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a small fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
In addition to the factors listed below, there are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017.

•
On September 25, 2017, Teekay deconsolidated Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 - Deconsolidation of Teekay Offshore and Note 5 - Segment Reporting"). Our consolidated results included in this report include those of Teekay Offshore until the date of its deconsolidation.

•
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) (please read "Item 1 - Financial Statements: Note 2 - Recent Accounting Pronouncements"). Teekay has adopted ASU 2014-09 as a cumulative-effect adjustment as of January 1, 2018, and as a result comparative periods do not reflect the effect of this new standard. The following differences had a material effect on revenues reported in the first quarter of 2018:

•
Teekay Tankers previously presented the net allocation for its vessels participating in revenue sharing arrangements as revenues. Teekay Tankers has determined that it is the principal in voyages its vessels perform that are included in the revenue sharing arrangements. As such, the revenue from those voyages will be presented in voyage revenues and the difference between this amount and Teekay Tankers' net allocation from the revenue sharing arrangement will be presented as voyage expenses. This had the effect of increasing revenues and voyage expenses for the three months ended March 31, 2018 by $61.3 million.

•
Teekay Parent manages vessels owned by its equity-accounted investments and third parties. Upon the adoption of ASU 2014-09, costs incurred by Teekay Parent for its seafarers will be presented as vessel operating expenses and the reimbursement of such expenses will be presented as revenue, instead of such amounts being presented on a net basis. In the Teekay Parent - Other and Corporate G&A segment, this had the effect of increasing revenues and vessel operating expenses for the three months ended March 31, 2018 by $21.5 million.

•
Teekay at times will enter into charter contracts that have annual performance measures that may result in Teekay receiving additional consideration each year based on the annual performance measure result for such year. Teekay previously recognized such consideration upon completion of the annual performance period. Upon adoption of ASU 2014-09, the portion of such consideration allocable to the non-lease element of charter contracts is included in the determination of the contract consideration and recognized over annual performance period. In the Teekay Parent - Offshore Production segment, this had the effect of increasing revenue for the three months ended March 31, 2018 by approximately $2.0 million.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS
To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in two publicly-traded subsidiaries, Teekay LNG and Teekay Tankers (together, the Controlled Daughter Entities), (b) Teekay and its remaining subsidiaries, which is referred to herein as Teekay Parent, and (c) our equity-accounted investee, Teekay Offshore (together with the Controlled Daughter Entities, the Daughter Entities). For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2017.

The results of operations that follow have first been divided into (a) our controlling interests in our publicly-traded subsidiaries Teekay LNG and Teekay Tankers, (b) Teekay Parent, and (c) the results of Teekay Offshore, which we consolidated until its deconsolidation on September 25, 2017. Within the first two of these three groups, we have further subdivided the results into their respective lines of business. The following table (a) presents revenues and income from vessel operations for each of these two subsidiaries, for Teekay Parent, and for Teekay Offshore, which we consolidated until its deconsolidation on September 25, 2017, and (b) reconciles these amounts to our unaudited consolidated financial statements.
Please read "Item 1 - Financial Statements: Note 5 - Segment Reporting" for information about our lines of business and segments.

	Revenues		Income (Loss) from Vessel Operations
	Three Months Ended		Three Months Ended
	March 31,		March 31,
(in thousands of U.S. dollars)	2018	2017	2018	2017
Teekay Offshore (1)	—	276,138	—	60,458
Teekay LNG	115,306	101,180	25,142	46,078
Teekay Tankers (2)	168,465	130,485	(8,421)	10,741
Teekay Parent	117,914	58,366	1,784	(35,672)
Elimination of intercompany (2)(3)	(7,663)	(22,664)	—	—
Teekay Corporation Consolidated	394,022	543,505	18,505	81,605

(1)
On September 25, 2017, Teekay deconsolidated Teekay Offshore (see “Item 1 - Financial Statements: Note 4 - Deconsolidation of Teekay Offshore” for additional information). The revenues and income from vessel operations amounts above are those of Teekay Offshore during the period that it was consolidated.

(2)
During 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd. (or TTOL), which owns our conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed revenue sharing arrangements of the Teekay group. Following that sale, Teekay Tankers and Teekay Parent each accounted for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results were reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL were accounted for on a consolidated basis by Teekay. On May 31, 2017, Teekay Tankers acquired from Teekay Parent the remaining 50% interest in TTOL. As a result of the acquisition, the financial information for Teekay Tankers prior to the date that Teekay Tankers acquired interests in TTOL are retroactively adjusted to include the results of TTOL on a consolidated basis during the periods they were under common control of Teekay and had begun operations.

(3)
During the three months ended March 31, 2018, Teekay chartered in three floating storage and off-take (or FSO) units and three shuttle tankers from Teekay Offshore, and two liquefied natural gas (or LNG) carriers from Teekay LNG. During the three months ended March 31, 2017, Teekay chartered in three FSO units and two shuttle tankers from Teekay Offshore, and two LNG carriers from Teekay LNG.

In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated time-charter equivalent (or TCE) rates and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts and floating production, storage and offloading (or FPSO) service contracts, the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment (or CoAs) the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on revenues less voyage expenses (or Net Revenues), a non-GAAP financial measure, and TCE rates where applicable.
Summary
Teekay's consolidated income from vessels operations decreased to $18.5 million for the three months ended March 31, 2018 compared to $81.6 million for the same period last year. The primary reasons for this net decrease in our consolidated results are as follows:

•
in Teekay LNG, the write-downs of the Alexander Spirit, European Spirit, and African Spirit conventional tankers in 2018, and redelivery of six LPG carriers, which were previously on bareboat charter contracts, partially offset by deliveries of the Torben Spirit, Murex, Macoma, and Magdala throughout 2017 and the commencements of their charter contracts;

•	in Teekay Tankers, lower average TCE rates earned in the spot tanker market in the three months ended March 31, 2018 compared to 2017; and

•	in Teekay Offshore, the impact of the deconsolidation of Teekay Offshore on September 25, 2017;
partially offset by

•
in Teekay Parent, higher results due to contract amendments related to the Petrojarl Banff FPSO and Hummingbird Spirit FPSO that resulted in higher revenues, and higher results on the Petrojarl Foinaven as a result of higher uptime and production in 2018 that resulted in higher revenues.

Details of the changes to our results of operations for each of our segments for the three months ended March 31, 2018 compared to same period in the prior year are provided in the following sections.
Teekay LNG
Recent Developments in Teekay LNG
Two of Teekay LNG's carrier newbuildings, the Magdala and Myrina, delivered in February 2018 and May 2018, respectively. Upon delivery, these vessels were sold to third parties and leased back under 10-year bareboat charter contracts with purchase obligations for each respective vessel and concurrently commenced their six and eight-year charter contracts with Shell Royal Dutch Plc (or Shell), respectively.

Teekay LNG currently has four wholly-owned LNG carrier newbuildings on order, including a floating storage unit (or FSU), which are scheduled for delivery between mid-2018 and early-2019. Teekay LNG has fixed-rate, time-charter contracts in place for all four LNG carrier newbuildings and financing in place for three of its four LNG carrier newbuildings. Teekay LNG expects to secure financing for its one unfinanced LNG carrier newbuilding prior to its delivery.

In March and May 2018, Teekay LNG's 50/50 joint venture with Exmar NV (or the Exmar LPG Joint Venture) took delivery of its seventh and eighth LPG carrier newbuildings in the past four years, the Kapellen and the Koksijde, respectively. The Exmar LPG Joint Venture currently has one remaining LPG carrier newbuilding scheduled for delivery during the remainder of 2018. The installment payments on the remaining LPG carrier newbuilding are expected to be financed by the joint venture’s existing liquidity and the joint venture expects to secure long-term financing for that LPG carrier prior to its delivery.

In March 2018, upon its scheduled redelivery from Teekay Parent, Teekay LNG re-chartered the Polar Spirit to an Asian-based energy company for a period of approximately three months and then subsequently secured forward employment beginning in July 2018 for nine months with a subsidiary of Petroliam Nasional Berhad (or Petronas).  In addition, Teekay LNG secured a four-year charter contract for the Arctic Spirit, also with a subsidiary of Petronas, which commenced immediately upon its redelivery from Teekay Parent to Teekay LNG in May 2018. In May 2018, Teekay LNG agreed to a six-month charter extension of the Torben Spirit LNG carrier with a major energy company out to December 2018.

In February 2018, Compañía Española de Petróleos, S.A.U. (or CEPSA), the charterer, who is also the owner of Teekay LNG's vessel related to capital lease, the Teide Spirit, sold the vessel to a third party. As a result of this sale, Teekay LNG returned the vessel to CEPSA and the full amount of the associated obligation related to the capital lease was concurrently extinguished. In addition, Teekay LNG incurred associated seafarer severance payments in 2018 of approximately $1.4 million upon the sale of the vessel.

In May 2018, CEPSA gave formal notification to Teekay LNG of its intention to terminate its charter contract for the Toledo Spirit subject to certain conditions being met and third-party approvals being received. The charterer’s cancellation option for the Toledo Spirit is first exercisable in August 2018.

In January 2018, Teekay LNG sold its 50% ownership interest in the joint venture with Exmar NV (or the Excelsior Joint Venture) to a third party for gross proceeds of approximately $54 million. Teekay LNG recognized a gain on the sale of its ownership interest of $5.6 million, which was recorded in equity income for the three months ended March 31, 2018.

In January 2018, Teekay LNG's joint venture with China LNG, CETS Investment Management (HK) Co. Ltd. and BW LNG Investments Pte. Ltd. (or the Pan Union Joint Venture) took delivery of its second LNG carrier newbuilding, the Pan Americas. Teekay LNG has a 30% ownership interest in this vessel through the Pan Union Joint Venture and it concurrently commenced its 20-year charter contract with Shell upon delivery. The Pan Union Joint Venture currently has two remaining LNG carrier newbuildings, in which Teekay LNG has a 20% ownership interest, which are scheduled for delivery between mid-2018 and early-2019.

In January 2018, Teekay LNG's 50/50 joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) took delivery of its first ARC7 LNG carrier newbuilding, the Eduard Toll. The vessel concurrently commenced its 28-year charter contract with Yamal Trade Pte. Ltd. The Yamal LNG Joint Venture currently has five remaining ARC7 LNG carrier newbuildings which are scheduled for delivery between late-2018 and early-2020.

Two of the six LNG carriers (or MALT LNG Carriers) in Teekay LNG's 52% joint venture with Marubeni Corporation (or the Teekay LNG-Marubeni Joint Venture), the Marib Spirit and Arwa Spirit, are currently under long-term contracts expiring in 2029 with Yemen LNG Ltd. (or YLNG), a consortium led by Total SA. Due to the political situation in Yemen, YLNG decided to temporarily close operation of its LNG plant in Yemen in 2015. As a result, the Teekay LNG-Marubeni Joint Venture agreed in December 2015 to defer a portion of the charter payments for the two LNG carriers from January 1, 2016 to December 31, 2016 and further deferrals were agreed with YLNG to extend the deferral period to the end of the short-term sub-charter contracts for the Marib Spirit and Arwa Spirit, which are currently anticipated to be in August 2018 and March 2019, respectively, unless the short-term sub-charter contracts are further extended in accordance with their terms. Should the LNG plant in Yemen resume operations, it is intended that YLNG will repay the deferred amounts in full, plus interest over a period of time to be agreed upon. However, there is no assurance if or when the LNG plant will resume operations or if YLNG will repay the deferred amounts, and this deferral period may extend beyond 2018 and 2019 as it relates to the Marib Spirit and Arwa Spirit, respectively. Teekay LNG's proportionate share of the estimated impact of the charter payment deferral for 2018 compared to original charter rates earned prior to January 1, 2016 is estimated to be a reduction to equity income ranging from $4 million to $5 million per quarter, which Teekay LNG expects will be partially offset by sub-chartering employment for the Marib Spirit and Arwa Spirit in 2018.
Operating Results – Teekay LNG
The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days)	Liquefied Gas		Conventional		Teekay LNG
	Carriers		Tankers		Total
	Three Months Ended March 31,
	2018	2017	2018	2017	2018	2017

Revenues	105,049	88,947	10,257	12,233	115,306	101,180
Voyage expenses	(2,808)	(346)	(2,993)	(1,091)	(5,801)	(1,437)
Vessel operating expenses	(24,688)	(18,665)	(3,779)	(4,723)	(28,467)	(23,388)
Depreciation and amortization	(27,221)	(23,220)	(2,046)	(2,900)	(29,267)	(26,120)
General and administrative expenses (1)	(5,787)	(3,380)	(784)	(777)	(6,571)	(4,157)
Write-down of vessels	—	—	(18,662)	—	(18,662)	—
Restructuring charges	—	—	(1,396)	—	(1,396)	—
Income (loss) from vessel operations	44,545	43,336	(19,403)	2,742	25,142	46,078

Equity income	26,724	5,887	—	—	26,724	5,887

Calendar-Ship-Days (2)
Liquefied Gas Carriers	2,300	1,919	—	—	2,300	1,919
Conventional Tankers	—	—	399	529	399	529

(1)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.
Teekay LNG – Liquefied Gas Carriers
As at March 31, 2018, Teekay LNG’s liquefied gas fleet, including newbuildings, included 49 LNG carriers and 29 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. However, the table above only includes the 19 LNG carriers and seven LPG/Multigas carriers that are accounted for under the consolidation method of accounting.

The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 2,300 days for the three months ended March 31, 2018 from 1,919 days for the same period in 2017, as a result of the deliveries of the Torben Spirit, Murex, Macoma, and Magdala. During the three months ended March 31, 2018, one of Teekay LNG's consolidated vessels in this segment was off-hire for 48 days for a scheduled dry docking, compared to one consolidated vessel in this segment being off-hire for 31 days for a scheduled dry docking in the same period last year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $44.5 million for the three months ended March 31, 2018, compared to $43.3 million for the same period last year, primarily as a result of:

•	an increase of $8.3 million as a result of the deliveries of the Torben Spirit, Murex, Macoma, and Magdala and the commencements of their charter contracts;

•	an increase of $2.3 million due to the Hispania Spirit being off-hire for 31 days in the first quarter of 2017 for a scheduled dry docking; and

•	an increase of $1.8 million due to the impact of the appreciation of the Euro on Euro-denominated revenue;

partially offset by

•
a decrease of $5.1 million primarily due to six LPG carriers previously on bareboat charter contracts to wholly-owned subsidiaries of I.M. Skaugen SE (or Skaugen) and redelivered to Teekay LNG from Skaugen during 2017, which earned lower spot revenues in 2018, and which incurred operating expenses following their redelivery. The decrease was partially offset by the acquisition of Teekay LNG's seventh LPG carrier, the Sonoma Spirit, in April 2017; and

•
a decrease of $3.4 million primarily related to additional revenue recognized during the first quarter of 2017 relating to the accelerated dry docking of two LNG carriers in 2017, the costs of which will be recoverable from the charterer.

Equity income related to Teekay LNG’s liquefied gas carriers increased to $26.7 million for the three months ended March 31, 2018, compared to $5.9 million for the same period last year, as set forth in the table below:

(in thousands of U.S. Dollars)
	Angola	Exmar	Exmar	MALT	RasGas 3				Total
	LNG	LNG	LPG	LNG	LNG	Pan			Equity
Three months ended	Carriers	Carriers	Carriers	Carriers	Carriers	Union	Yamal	Bahrain	Income
March 31, 2018	8,486	6,716	(680)	564	4,195	1,074	772	5,597	26,724
March 31, 2017	4,249	2,275	658	(5,966)	4,881	(28)	(126)	(56)	5,887
Difference	4,237	4,441	(1,338)	6,530	(686)	1,102	898	5,653	20,837

The $4.2 million increase for the three months ended March 31, 2018 in Teekay LNG's 33% investment in the four Angola LNG Carriers was primarily due to an increase in unrealized gains on non-designated derivative instruments due to mark-to-market changes. The mark-to-market changes resulted from changes in long-term LIBOR benchmark interest rates for interest rate swaps compared to 2017.

The $4.4 million increase in Teekay LNG's 50%-owned investment in the Exmar LNG Carrier was primarily due to the gain on sale of Teekay LNG's ownership interest in the Excelsior Joint Venture of $5.6 million in January 2018, partially offset by lower equity income as a result of the sale of the Excelsior Joint Venture.

The $1.3 million decrease for the three months ended March 31, 2018 in Teekay LNG's 50% ownership interest in the Exmar LPG Carriers was primarily due to the sale of the Courcheville in January 2018.

The $6.5 million increase for the three months ended March 31, 2018 in Teekay LNG's 52%-owned investment in the MALT LNG Carriers was primarily due higher fleet utilization due to commencements of short-term charter contracts for certain vessels which were previously trading in the spot market.

The $1.1 million increase for the three months ended March 31, 2018 in Teekay LNG's investment in the Pan Union Joint Venture was primarily due to the deliveries of its first two LNG carrier newbuildings, the Pan Asia and Pan Americas, in October 2017 and January 2018, respectively.

The $0.9 million increase for the three months ended March 31, 2018 in Teekay LNG's 50%-owned investment in the Yamal LNG Joint Venture was primarily due to the delivery of its first LNG carrier newbuilding, the Eduard Toll in January 2018, partially offset by ineffectiveness recognized on its designated derivative instruments due to mark-to-market changes.

The $5.7 million increase for the three months ended March 31, 2018 in Teekay LNG's 30%-owned investment in the Bahrain LNG Joint Venture was primarily due to unrealized gains on designated and non-designated derivative instruments due to mark-to-market changes.
Teekay LNG – Conventional Tankers
As at March 31, 2018, Teekay LNG’s conventional tanker fleet included three Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, three of which it owns (including the European Spirit and African Spirit, which are classified as held for sale) and one of which it leases under capital leases. Two of Teekay LNG’s conventional tankers operate under fixed-rate charters; the European Spirit and African Spirit have been trading in the spot market as Teekay LNG continues to market them for sale.

The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 399 days for the three months ended March 31, 2018 from 529 days for the same period in 2017, primarily as a result of the sales of the Asian Spirit and Teide Spirit in March 2017 and February 2018, respectively. During the three months ended March 31, 2017, the Asian Spirit was idle for 34 days between the time its firm charter contract ended in January 2017 and the time the vessel was sold during the same period in 2017.

(Loss) income from vessel operations for Teekay LNG’s conventional tankers was a loss of $19.4 million for the three months ended March 31, 2018, compared to income of $2.7 million for the same period last year, primarily as a result of:

•
a decrease of $13.0 million due to a write-down in 2018 on the Alexander Spirit conventional tanker to its estimated fair value, using an appraised value, as a result of changes in Teekay LNG's expectations of the vessel's future opportunities once its current contract ends in 2019;

•
a decrease of $6.6 million related to the European Spirit and African Spirit due to write-downs totaling $5.7 million in 2018, and lower revenues as a result of lower spot market rates, partially offset by the cessation of depreciation since 2017 when the vessels were first classified as held for sale; and

•	a decrease of $1.4 million related to seafarer severance costs upon CEPSA’s sale of Teekay LNG's vessel related to a capital lease, the Teide Spirit, in February 2018.

Teekay Tankers
Recent Developments in Teekay Tankers
In March 2018, Teekay Tankers entered into time charter-in contracts for two Aframax vessels, with an average daily rate of approximately $11,900 and firm periods of 45 days to six months. The charter contract for one of the Aframax tankers includes a 50/50 profit sharing component with the option to extend for six months at an escalated rate. The charter contract for the other Aframax tanker has a maximum period of approximately four months and the vessel will be used to support full service lightering operations. Teekay Tankers also redelivered one in-chartered Aframax tanker to its owner in March 2018.

During the three months ended March 31, 2018, Teekay Tankers had five time chartered-out Suezmax tankers and two Aframax tankers redelivered to them. All vessels are currently trading in the spot market.

In January 2018, Teekay Tankers entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,250 and a firm period of six months, with an option to extend to a year at an escalated rate.
Operating Results – Teekay Tankers
The following table compares Teekay Tankers’ operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days)	Three Months Ended
	March 31,
	2018	2017
Revenues	168,465	130,485
Voyage expenses	(79,993)	(23,755)
Vessel operating expenses	(52,995)	(44,138)
Time-charter hire expense	(4,683)	(13,627)
Depreciation and amortization	(29,430)	(24,909)
General and administrative	(9,785)	(8,888)
Loss on sale of vessels	—	(4,427)
(Loss) income from vessel operations	(8,421)	10,741

Equity income	694	1,127

Calendar-Ship-Days (1)
Conventional Tankers	5,220	4,299

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.
Tanker Market and TCE Rates
OPEC supply cuts and an oversupply of tonnage continued to weigh on crude tanker rates during the first quarter of 2018. A very weak Very Large Crude Carrier (or VLCC) market due to supply constraint from Middle East OPEC countries and declining output from Venezuela have put downward pressure on the mid-size tanker markets. This has been particularly felt in the Suezmax sector, where VLCCs have been forced into the Atlantic basin to compete with Suezmaxes for West African cargos. Rates were further affected by seasonal refinery maintenance during the first quarter, with global refinery throughput hitting a low of approximately 80 million barrels per day (or mb/d) during March 2018.

However, the weak tanker market is driving a significant increase in tanker scrapping. Over 8 million deadweight tonnes (or mdwt) of tankers were scrapped during the first quarter of 2018, which was the highest level of scrapping during any quarter since 1982. More than 50% of the vessels scrapped this year to-date have been less than 20 years of age, which is a sign that low tanker rates, high scrap prices, and the potential impact of upcoming regulations, have led tanker owners to scrap vessels at a younger age. As a result, we have revised our global tanker fleet growth forecast downwards, with a projection of just under 2% net fleet growth in 2018 and approximately 3% net fleet growth in 2019.

In the near-term, we anticipate that ongoing OPEC supply cuts and a backwardated oil market will continue to weigh on crude tanker demand through the summer months. However, global oil demand remains strong with a forecast of 1.6 mb/d growth in 2018 (average of IEA, EIA and OPEC forecasts). This strong demand, coupled with OPEC cuts, is leading to a rebalancing of oil markets, with OECD oil inventories having reverted back towards 5-year average levels. Inventories are expected to be drawn down further in the coming months, which should support oil prices and encourage a return of OPEC production volumes later in the year. This, combined with a continued increase in U.S. crude exports, is expected to lead to improved crude tanker demand during the latter part of 2018.

In summary, the tanker market remains under pressure due to an imbalance between tanker supply and demand, and this pressure will likely remain in the near-term. However, we believe that an inflection point will be reached later in the year due to an increase in tanker demand and more moderate tanker fleet growth, which is expected to lead to a tanker market recovery during the latter part of 2018 and into 2019.

Teekay Tankers – Conventional Tankers
As at March 31, 2018, Teekay Tankers owned 52 double-hulled conventional oil and product tankers, time-chartered in three Aframax vessels from third parties, had four Suezmax vessels related to capital leases, and owned a 50% interest in one VLCC. The average fleet size (including in-chartered vessels), as measured by calendar-ship-days, increased during the three months ended March 31, 2018, compared to the same period in the prior year due to the addition of 18 vessels that were acquired as part of the TIL merger completed in late 2017 and the addition of three Aframax in-chartered vessels that were delivered to Teekay Tankers during 2018, partially offset by the redeliveries of various in-chartered vessels to their owners at various times during 2017 and the sale of one Suezmax tanker and three older Aframax tankers in 2017.

Loss from vessel operations was $8.4 million for the three months ended March 31, 2018, compared to income of $10.7 million for the same period in the prior year, primarily as a result of:

•	a decrease of $18.1 million for the three months ended March 31, 2018, due to lower average realized rates earned by Teekay Tankers' Suezmax, Aframax and Long Range 2 (or LR2) fleets;

•
a decrease of $5.4 million for the three months ended March 31, 2018, due to the expiration of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates;

•	a decrease of $1.5 million for the three months ended March 31, 2018, due to lower commissions and management fees earned from the management of fewer external vessels, and

•	a decrease of $0.9 million for the three months ended March 31, 2018, due to an increase in administrative, strategic management and other overhead costs incurred;
partially offset by

•	an increase of $5.8 million for the three months ended March 31, 2018, due to the losses on sales of vessels recognized in 2017 and lower operating expenditures related to those vessels; and

•	an increase of $1.5 million for the three months ended March 31, 2018, from the increase in the fleet size due to the merger with TIL in the fourth quarter of 2017.

Equity income decreased to $0.7 million for the three months ended March 31, 2018, compared to equity income of $1.1 million for the same period in the prior year, primarily due to the merger of TIL with Teekay Tankers in the fourth quarter of 2017. Prior to the merger, Teekay Tankers' 11.3% interest in TIL was equity accounted for.
Teekay Parent
Recent Developments in Teekay Parent
The Petrojarl Banff FPSO unit has been operating on the Banff field since its delivery nearly 20 years ago under a charter contract with Canadian Natural Resources (or CNR) that permitted CNR to terminate the contact at any time with six months’ notice. In January 2017, Teekay Parent entered into a contract amendment with CNR to ensure the unit will stay on the current field at least until the third quarter of 2018 and to revise the charter rate structure to include a variable component (through an oil price and oil production tariff) in addition to a fixed charter rate.

The Hummingbird Spirit FPSO unit is on a charter contract with Spirit Energy Ltd (or Spirit Energy). In June 2016, Teekay Parent entered into a contract amendment with Spirit Energy to extend the firm period to September 2017 in exchange for a lower fixed charter rate and an oil price tariff.  The contract amendment took effect on July 1, 2016. In the second quarter of 2017, Teekay Parent completed a contract extension with Spirit Energy for an additional three years from October 2017 to September 2020 at a higher fixed charter rate plus a variable component based on oil production and oil price.

In September 2017, Teekay Offshore and Brookfield Business Partners L.P. together with its institutional partners (collectively, Brookfield) finalized a strategic partnership (or the Brookfield Transaction), which is explained more fully in Note 3 of Teekay’s audited consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2017. Until December 31, 2017, Teekay Parent directly and indirectly provided substantially all of Teekay Offshore’s ship management, commercial, technical, strategic, business development and administrative service needs. On January 1, 2018, as a condition of the Brookfield Transaction, Teekay Offshore acquired a 100% ownership interest in seven subsidiaries (or the Transferred Subsidiaries) at Teekay's carrying value.

The Transferred Subsidiaries provide ship management, commercial, technical, strategic, business development and administrative services to Teekay Offshore, primarily related to Teekay Offshore's FPSO units, shuttle tankers and FSO units. Subsequent to their transfer to Teekay Offshore, the Transferred Subsidiaries continue to provide ship management, commercial, technical, strategic, business development and administrative services to Teekay, primarily related to Teekay Parent's FPSO units. In the first quarter of 2018, Teekay Parent presented the fees paid by it to Teekay Offshore for services provided by Teekay Offshore in vessel operating expenses and general and administrative expenses. Teekay Parent and certain of its subsidiaries, other than the Transferred Subsidiaries, continue to provide certain other ship management, commercial, technical, strategic and administrative services to Teekay Offshore. In the first quarter of 2018, Teekay Parent presented the fees received from Teekay Offshore for providing these services in revenues, and the related costs to provide such services, in vessel operating expenses.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and the number of calendar-ship-days for its vessels for the three months ended March 31, 2018 and 2017.

(in thousands of U.S. Dollars, except calendar-ship-days)	Offshore		Conventional		Other and		Teekay Parent
	Production		Tankers		Corporate G&A		Total
	Three Months Ended March 31, 2018
	2018	2017	2018	2017	2018	2017	2018	2017

Revenues (1)	65,970	44,342	—	2,167	51,944	11,857	117,914	58,366
Voyage expenses	(172)	—	—	157	(86)	(774)	(258)	(617)
Vessel operating expenses (1)	(35,913)	(37,287)	—	(1,658)	(40,080)	(6,178)	(75,993)	(45,123)
Time-charter hire expense	(11,487)	(7,375)	—	(2,983)	(11,220)	(11,662)	(22,707)	(22,020)
Depreciation and amortization	(8,594)	(17,319)	—	—	(20)	44	(8,614)	(17,275)
General and administrative expenses (2)	(2,922)	(2,662)	—	(142)	(4,894)	(4,473)	(7,816)	(7,277)
Restructuring charges	—	(110)	—	—	(742)	(1,616)	(742)	(1,726)
Income (loss) from vessel operations	6,882	(20,411)	—	(2,459)	(5,098)	(12,802)	1,784	(35,672)

Equity (loss) income	(592)	(1,227)	(510)	243	121	(157)	(981)	(1,141)

Calendar-Ship-Days (3)
FPSO Units	270	270	—	—	—	—	270	270
Conventional Tankers	—	—	—	180	—	—	—	180
Gas Carriers	—	—	—	—	155	180	155	180
FSO Units	90	90	—	—	180	180	270	270
Shuttle Tankers	180	180	—	—	—	—	180	180
Bunker Barges	—	—	—	—	90	90	90	90

(1)
Teekay Parent manages vessels owned by Teekay LNG's equity-accounted investments and third parties. Subsequent to the adoption of ASU 2014-09, costs incurred by Teekay Parent for its seafarers are presented as vessel operating expenses and the reimbursement of such expenses are presented as revenue, instead of such amounts being presented on a net basis. This had the effect of increasing revenues and vessel operating expenses in the Other and Corporate G&A segment for the three months ended March 31, 2018 by $21.5 million.

(2)
Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(3)	Apart from three FPSO units in 2018 and 2017, all remaining calendar-ship-days presented relate to in-chartered days.
Teekay Parent – Offshore Production

Offshore Production consists primarily of Teekay Parent's FPSO units. As at March 31, 2018, Teekay Parent had direct interests in three 100%-owned operating FPSO units, and in-chartered two shuttle tankers and one FSO unit from Teekay Offshore.

The charter contracts for the Hummingbird Spirit FPSO unit and the Petrojarl Banff FPSO unit include an incentive compensation component based on oil production and oil price. In addition, the Petrojarl Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The decline in the price of oil since 2014 negatively impacted Teekay Parent's incentive compensation under these contracts and may negatively impact its future revenues if oil prices fall below current levels.
Income from vessel operations for Teekay Parent’s Offshore Production business was $6.9 million for the three months ended March 31, 2018, compared to a loss of $20.4 million for the same period last year. The change was primarily as a result of:

•
an increase of $15.3 million for the three months ended March 31, 2018, related to the Petrojarl Banff FPSO unit, primarily due to a higher day rate and tariff earned in 2018 due to the contract amendment in 2017 described above and lower depreciation as an impairment charge was taken on the unit in the third quarter of 2017;

•
an increase of $8.2 million for the three months ended March 31, 2018, related to the Petrojarl Foinaven FPSO unit, primarily due to higher uptime and production in 2018 resulting in higher revenues, and lower depreciation as an impairment charge was taken on the unit in the third quarter of 2017; and

•	an increase of $3.6 million for the three months ended March 31, 2018, related to the Hummingbird Spirit FPSO unit, primarily due to the contract amendment that took effect on October 1, 2017.
Teekay Parent – Conventional Tankers
As at March 31, 2018, Teekay Parent had no conventional tankers left in its fleet as the two remaining chartered-in vessels were redelivered to their owners in the fourth quarter of 2017.
Teekay Parent – Other and Corporate G&A
As at March 31, 2018, Teekay Parent had one in-chartered LNG carrier owned by Teekay LNG, two in-chartered FSO units owned by Teekay Offshore and one in-chartered bunker barge from a third party. Teekay Parent redelivered one in-chartered LNG carrier to Teekay LNG early in March 2018 and its other in-chartered LNG carrier was redelivered to Teekay LNG in May 2018.
Loss from vessel operations for Teekay Parent’s Other and Corporate G&A was $5.1 million for the three months ended March 31, 2018, compared to $12.8 million in the same period in the prior year. The change was primarily as a result of a decrease in loss of $8.6 million from Teekay Parent's in-chartered LNG carriers due to both vessels being on hire in the first quarter of 2018 whereas both vessels were in lay-up in the first quarter of 2017.
Equity Accounted Investment in Teekay Offshore
Recent Developments in Teekay Offshore
In May 2018, the Petrojarl I FPSO successfully achieved first oil and commenced its five-year charter contract with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) on the Atlanta oil field. The Petrojarl I FPSO unit operates under a charter rate profile with a lower day rate during the first 18 months of production. During the final three and a half years of the contract, the charter contract will increase to a higher day rate. The charter contract also contains an oil price and production tariff.

In April 2018, Teekay Offshore signed a contract extension with Premier Oil to extend the employment of the Voyageur Spirit FPSO unit on the Huntington field for an additional 12 months out to at least April 2019. The new contract, which took effect in April 2018, includes a fixed charter rate component plus and an upside component based on oil production and oil price.

In March 2018, Teekay Offshore took delivery of the final of its East Coast of Canada shuttle tanker newbuildings, the Dorset Spirit, which commenced operations on a 15-year charter contract (of which 12 years remain), plus extension options, in May 2018, with a group of oil companies. The Dorset Spirit replaced an existing owned vessel servicing the East Coast of Canada, which existing vessel repositioned to the North Sea to operate in Teekay Offshore's contract of affreightment (or CoA) fleet.
Operating Results – Teekay Offshore
The following table provides Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2017. Following the Brookfield Transaction in September 2017, Teekay deconsolidated Teekay Offshore. Teekay currently has significant influence over Teekay Offshore and accounts for its investment in Teekay Offshore using the equity method.

(in thousands of U.S. Dollars, except calendar-ship-days)	Teekay Offshore
	Three Months Ended March 31,
	2018	2017

Revenues	—	276,138
Voyage expenses	—	(25,141)
Vessel operating expenses	—	(78,990)
Time-charter hire expense	—	(21,756)
Depreciation and amortization	—	(74,726)
General and administrative expenses	—	(14,617)
Restructuring charges	—	(450)
Income from vessel operations	—	60,458

Equity income	—	4,475

Calendar-Ship-Days(1)
FPSO Units	—	540
Shuttle Tankers	—	2,839
FSO Units	—	630
UMS Unit	—	90
Towage Units	—	682
Conventional Tankers	—	180

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Income from vessel operations for Teekay Offshore decreased to nil for the three months ended March 31, 2018, compared to $60.5 million for the same period last year, as a result of the deconsolidation of Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 - Deconsolidation of Teekay Offshore and Note 5 - Segment Reporting"). We recognized equity income from Teekay Offshore of $0.7 million for the three months ended March 31, 2018.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
(in thousands of U.S. dollars, except percentages)	2018	2017	% Change
	$	$
Interest expense	(54,625)	(70,355)	(22.4)
Interest income	1,677	1,481	13.2
Realized and unrealized gains (losses) on non-designated derivative instruments	9,426	(6,475)	(245.6)
Foreign exchange gain (loss)	22	(2,904)	(100.8)
Loss on deconsolidation of Teekay Offshore	(7,070)	—	n/a
Other (loss) income	(915)	295	(410.2)
Income tax expense	(4,117)	(3,019)	36.4
Interest Expense. Interest expense decreased to $54.6 million for the three months ended March 31, 2018, from $70.4 million for the same period in the prior year, primarily due to:

•
a decrease of $29.4 million as a result of the deconsolidation of Teekay Offshore on September 25, 2017 (please read "Item 1 - Financial Statements: Note 4 - Deconsolidation of Teekay Offshore and Note 5 - Segment Reporting"); and

•	a decrease of $1.2 million as a result of the prepayment of one of Teekay Parent's revolving credit facilities in the first quarter of 2018;
partially offset by

•	an increase of $6.1 million relating to interest incurred by Teekay LNG on the obligations related to capital leases for the Murex, Macoma, Magdala and Torben Spirit commencing upon their deliveries;

•
an increase of $5.4 million primarily due to additional interest incurred by Teekay Tankers related to its sale-leaseback of four Suezmax tankers in July 2017 and the debt facilities it assumed as a result of the merger with TIL in November 2017;

•	an increase of $1.7 million relating to interest incurred by Teekay LNG as a result of higher LIBOR rates net of debt principal repayments; and

•
an increase of $1.7 million as a result of interest incurred on the new 5% Convertible Senior Notes issued by Teekay Parent in January 2018 (please read "Item 1 - Financial Statements: Note 8 - Long-Term Debt").

Realized and unrealized gains (losses) on non-designated derivative instruments. Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. Net realized and unrealized gains on non-designated derivatives were $9.4 million for the three months ended March 31, 2018, compared to net realized and unrealized losses of $6.5 million for the three months ended March 31, 2017, as detailed in the table below:

	Three Months Ended March 31,
	2018	2017
	$	$
Realized (losses) gains relating to:
Interest rate swap agreements	(4,809)	(16,556)
Interest rate swap agreement terminations	—	395
Foreign currency forward contracts	—	(354)
Time charter swap agreement	—	780
	(4,809)	(15,735)
Unrealized gains (losses) relating to:
Interest rate swap agreements	15,919	9,123
Foreign currency forward contracts	—	839
Stock purchase warrants	(1,684)	(243)
Time charter swap agreement	—	(459)
	14,235	9,260
Total realized and unrealized gains (losses) on derivative instruments	9,426	(6,475)
The realized (losses) gains relate to amounts we actually realized or paid to settle such derivative instruments.
For the three months ended March 31, 2018 and 2017, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $1.4 billion and $3.1 billion, respectively, with average fixed rates of approximately 2.8% and 3.3%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 2.0% and, as such, we incurred realized losses of $4.8 million during the three months ended March 31, 2018, compared to $16.6 million for the same period last year under the interest rate swap agreements. We also incurred a realized gain of $0.4 million for the three months ended March 31, 2017 on the termination of two swaption contracts.
Primarily as a result of significant changes in the long-term benchmark interest rates during the three months ended March 31, 2018, compared with the same period in 2017, we recognized unrealized gains of $15.9 million in the three months ended March 31, 2018, compared to $9.1 million for the same period last year under the interest rate swap agreements.

As at March 31, 2018, Teekay held 14.5 million Brookfield Transaction Warrants. Please read “Financial Statements: Note 4 - Deconsolidation of Teekay Offshore". The fair value of the Brookfield Transaction Warrants was $27.8 million on March 31, 2018. During the three months ended March 31, 2018, we recognized $1.6 million of unrealized losses on these warrants. Please read “Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

As of March 31, 2018, Teekay held 1,755,000 Teekay Offshore stock purchase warrants with an exercise price of $4.55, which have a seven-year term. The fair value of these warrants was $1.3 million on March 31, 2018. During the three months ended March 31, 2018, we recognized $0.1 million of unrealized losses on these warrants. Please read “Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

In January 2014, we and Teekay Tankers received TIL stock purchase warrants which entitled us and Teekay Tankers to purchase up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. On May 31, 2017, TIL entered into a definitive agreement to merge with Teekay Tankers (Please read Note 4 of our audited consolidated financial statements filed with our Annual Report on Form 20-F for the year ended December 31, 2017). Following the completion of the merger in November 2017, TIL became a wholly-owned subsidiary of Teekay Tankers, and as a result, the stock purchase warrants are valued at $nil at March 31, 2018. We recognized $0.2 million of unrealized losses on the stock purchase warrants during the three months ended March 31, 2017.
Foreign Exchange Gain (Loss). Foreign currency exchange gains were $0.02 million for the three months ended March 31, 2018, compared to foreign exchange losses of $2.9 million for the same period last year. Our foreign currency exchange gains and losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the three months ended March 31, 2018 and 2017, foreign currency exchange gains include realized losses of $1.4 million (2017 – $6.7 million) and unrealized gains of $22.3 million (2017 – $7.1 million) on our cross currency swaps, and unrealized losses of $17.5 million (2017 – $1.9 million) on the revaluation of our NOK-denominated debt.
Loss on deconsolidation of Teekay Offshore. Loss on deconsolidation of Teekay Offshore was $7.1 million for the three months ended March 31, 2018. Please read “Financial Statements: Note 4 - Deconsolidation of Teekay Offshore".
Income Tax Expense. Income tax expense was $4.1 million for the three months ended March 31, 2018, compared to $3.0 million for the same period last year. This increase in income tax expense was primarily due to a valuation allowance recorded in 2018 relating to our Norwegian operations.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Teekay Corporation – Consolidated
Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and leaseback arrangements as a source of long-term liquidity. We use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $1.3 billion, which mostly relates to Teekay LNG's remaining capital expenditure commitments. We are in the process of seeking to obtain additional debt financing from various sources for Teekay LNG's remaining capital commitments relating to its portion of newbuildings on order as at March 31, 2018. As at March 31, 2018, Teekay Corporation’s total consolidated cash and cash equivalents was $489.2 million, compared to $445.5 million at December 31, 2017. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $1.0 billion as at March 31, 2018 and $0.9 billion as at December 31, 2017. The cash and liquidity amounts as at March 31, 2018 exclude any amounts related to Teekay Offshore, due to its deconsolidation on September 25, 2017.

Our revolving credit facilities and term loans are described in “Item 1 – “Financial Statements: Note 8 – Long-Term Debt.” They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from, among other things: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business.

Our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and six loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2018, these ratios ranged from 120% to 224% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values provided by third parties where available, or prepared by us, based on second-hand sale and purchase market data. Changes in the LNG/LPG carrier or conventional tanker markets could negatively affect our compliance with these ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2018 and December 31, 2017, this amount was $100.0 million for us, excluding Teekay LNG. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity of 5% and 7.5% of total debt for either Teekay Parent or Teekay Tankers, which were $46.0 million and $54.6 million, respectively, as at March 31, 2018. In addition, certain loan agreements require Teekay LNG to maintain a minimum level of tangible net worth and liquidity, and not exceed a maximum level of financial leverage. As at March 31, 2018, we were in compliance with all covenants under our credit facilities and other long-term debt.

The aggregate consolidated annual long-term debt principal repayments, excluding payments related to capital lease, required to be made by us (excluding Teekay Offshore) subsequent to March 31, 2018, after giving effect to the debt facility refinancing completed by Teekay LNG in May 2018, are $0.6 billion (remainder of 2018), $0.2 billion (2019), $1.1 billion (2020), $0.8 billion (2021), $0.2 billion (2022) and $0.5 billion (thereafter).

We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read "Item 3 - Quantitative and Qualitative Disclosures About Market Risk".

Teekay Parent
Teekay Parent primarily owns an equity ownership interest in its Daughter Entities and three FPSO units, provides management services to its Daughter Entities and third-parties, and in-charters a small number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from the Daughter Entities and other investments, its undrawn credit facilities and proceeds from the sale of vessels to external parties (and in the past, to Teekay LNG, Teekay Tankers and Teekay Offshore). As at March 31, 2018, Teekay Parent’s total cash and cash equivalents was $244.2 million, compared to $129.8 million at December 31, 2017. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $478.8 million as at March 31, 2018, compared to $313.2 million as at December 31, 2017.

As of March 31, 2018, Teekay had the ability to sell additional shares of its common stock having an aggregate offering price of up to $3.4 million under its existing continuous offering program.

In January 2018, Teekay Parent completed a private offering of $125 million of aggregate principal amount of 5% Convertible Senior Notes due 2023 (Convertible Notes), raising net proceeds of approximately $121 million. The Convertible Notes will be convertible into Teekay’s common stock, initially at a rate of 85.4701 shares of common stock per $1,000 principal amount of Convertible Notes. This represents an initial effective conversion price of $11.70 per share of common stock. The conversion rate is subject to customary adjustments for, among other things, payments of dividends by Teekay Parent beyond the current quarterly rate of $0.055 per share of common stock, other distributions of Teekay Parent’s common stock, other securities, assets or rights to Teekay Parent’s shareholders or a Teekay Parent tender or exchange offer. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or following any notice of optional redemption given by Teekay Parent, Teekay Parent will, under certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or for Convertible Notes that are surrendered for conversion following such notice of redemption. Concurrently with the offering of Convertible Notes in January 2018, Teekay Parent completed a public offering through the issuance of 10.0 million common shares priced at $9.75 per share, raising net proceeds of approximately $93 million.

Teekay’s equity margin revolving credit facility is secured by common units of Teekay Offshore and Teekay LNG and shares of Class A common stock of Teekay Tankers that are owned by Teekay. In June 2016, Teekay amended the facility by further reducing its aggregate potential borrowings from $300 million to $150 million, extending its maturity date from January 2018 to December 2018 and amending the formula which further limits the amount available to borrow based on the value of the common units of Teekay Offshore and Teekay LNG and the shares of Class A common stock of Teekay Tankers which are pledged as collateral. The amendment resulted in an increase in the loan-to-value ratio which increased the availability under the facility from approximately $34 million to $150 million. In April 2017, Teekay further amended the facility by increasing the aggregate potential borrowings from $150 million to $200 million. As of March 31, 2018, Teekay Parent did not have any amounts drawn on this facility, and $164.6 million available to be drawn based on the value of the collateral.

We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, and after considering initiatives described below that are planned by the Controlled Daughter Entities, will be sufficient to meet its existing liquidity needs for at least the next 12 months. In the future, we believe we will need to pursue additional debt financings and asset sales in order to refinance our 8.5% senior unsecured notes that mature in January 2020. We are considering, subject to market conditions, among other factors, appropriate debt instruments and asset sales to refinance this bond maturity.

Teekay LNG
Teekay LNG's business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries.

Teekay LNG's primary liquidity needs for the remainder of 2018 through 2019 include payment of its quarterly distributions, including payments of distributions on its common units and preferred units, operating expenses, dry-docking expenditures, debt service costs, scheduled repayments of long-term debt, bank debt maturities, committed capital expenditures and the funding of general working capital requirements. Teekay LNG anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, proceeds from financings, proceeds from equity offerings, and dividends from its equity-accounted joint ventures. For the next 12 months, Teekay LNG expects that its existing liquidity, combined with the cash flow it expects to generate from its operations and receive as dividends from its equity-accounted joint ventures, will be sufficient to finance a portion of its liquidity needs, including the equity portion of its committed capital expenditures.

Teekay LNG's remaining liquidity needs include the requirement to secure financing for an adequate portion of its committed capital expenditures, to refinance its loan facilities maturing during the remainder of 2018 and 2019, to repay or refinance its NOK-denominated bonds due in September 2018 and, possibly, to fund its proportionate share of the tax exposure relating to the lease arrangements that the Teekay Nakilat Joint Venture had previously entered into. Please read "Item 1 - Financial Statements - Note 10a, Note 10b and Note 10d- Commitments and Contingencies," for information about required funding for the remainder of 2018 through 2019. Teekay LNG already has committed debt financing in place for the following vessels and projects: one wholly-owned LNG carrier under construction that will be chartered to a wholly-owned subsidiary of Shell; Teekay LNG's wholly-owned LNG carrier under conversion to a FSU for the Bahrain LNG Joint Venture; Teekay LNG's wholly-owned LNG carrier newbuilding to be chartered on a 13-year charter contract with BP; the remaining two vessels under construction in the Pan Union Joint Venture; one of the two LPG carrier newbuildings in the Exmar LPG Joint Venture which delivered in May 2018; all five ARC7 LNG carrier newbuildings under construction for the Yamal LNG Joint Venture; and the assets of the Bahrain LNG Joint Venture formed for the development of an LNG receiving and regasification terminal in Bahrain. Teekay LNG is in the process of securing debt financing for one LPG carrier newbuilding in the Exmar LPG Joint Venture which delivers in 2018, one wholly-owned LNG carrier under construction which delivers in 2019, and for the other requirements described above.

Teekay LNG's liquidity needs beyond 2018 are currently expected to decline compared to the remainder of 2018, as a majority of Teekay LNG's capital expenditure commitments relate to 2018. Teekay LNG's ability to continue to expand the size of its fleet over the long-term is dependent upon its ability to generate operating cash flow, obtain long-term bank borrowings and other debt, as well as Teekay LNG's ability to raise debt or equity financing through public or private offerings.

As at March 31, 2018, Teekay LNG's consolidated cash and cash equivalents were $197.0 million, compared to $244.2 million at December 31, 2017. Teekay LNG's total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $463.5 million as at March 31, 2018, compared to $433.6 million as at December 31, 2017. The increase in total consolidated liquidity was primarily due to proceeds from Teekay LNG's sale-leaseback transactions completed during the three months ended March 31, 2018, and proceeds from the sale of its 50% ownership interest in the Excelsior Joint Venture. These cash proceeds were partially offset by funding of Teekay LNG's committed projects, including capital contributions into the Pan Union Joint Venture and Teekay LNG-Marubeni Joint Venture.

As at March 31, 2018, Teekay LNG had a working capital deficit of $533.5 million, which is primarily the result of: an aggregate amount of $323.7 million of its credit facilities being classified as current portion of long-term debt due to their maturity dates during the remainder of 2018 and early-2019; $114.8 million of its NOK bonds being classified as current due to their maturity dates in September 2018; and $25.8 million of current obligations related to capital leases relating to the Toledo Spirit, under which the owner has the option to require Teekay LNG to purchase the vessel. However, Teekay LNG believes that the owner will not exercise its option to require it to purchase the vessel, but rather it expects that the owner will cancel the charter contract when the cancellation right is first exercisable in August 2018 and sell the vessel to a third party, upon which the remaining lease obligations would be extinguished without any expected cash flow impact directly relating to such extinguishment.

Teekay LNG expects to manage its working capital deficit primarily with net operating cash flow and dividends from its equity-accounted joint ventures, equity issuances such as its recent issuance of its Series B Preferred Units in October 2017, debt refinancings including the debt facility refinancing completed in May 2018, sale-leaseback financings, and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2018, Teekay LNG had undrawn revolving credit facilities of $266.5 million.

Teekay LNG believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of liquidity including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers
Teekay Tankers' primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at March 31, 2018, Teekay Tankers' total consolidated cash and cash equivalents was $48.0 million, compared to $71.4 million at December 31, 2017. Teekay Tankers' cash balance as at March 31, 2018 decreased primarily as a result of repayments of its long-term debt and obligations related to its capital leases, dividends paid on its shares of common stock, and negative cash flows from its operations.

Teekay Tankers' total consolidated liquidity, including cash and undrawn credit facilities, was $100.7 million as at March 31, 2018, compared to $160.0 million as at December 31, 2017. Teekay Tankers anticipates that its primary sources of funds for its short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and proceeds of new financings or equity issuances, which Teekay Tankers believes will be sufficient to meet its existing liquidity needs for at least the next 12 months. These anticipated additional sources of financing include the proposed refinancing of the loan facility maturing in the third quarter of 2018, the completion of a proposed sale-leaseback of additional vessels and the elimination, commencing in May 2018, of Teekay Tankers' minimum quarterly dividends of $0.03 per share, described further below.

Teekay Tankers' short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, the refinancing of a loan facility that is maturing in the third quarter of 2018, scheduled repayments and prepayments of long-term debt, as well as funding its other working capital requirements. Teekay Tankers' short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus impact its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. Based on Teekay Tankers' recent forecasts, it expects tanker rates, on average, to be lower in 2018 than they were in 2017. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Effective May 2018, Teekay Tankers has eliminated the payment of its minimum quarterly dividend of $0.03 per share in order to maintain its balance sheet strength during the cyclical downturn of the tanker spot market. Under Teekay Tankers' revised dividend policy, quarterly dividends are expected to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors and the policy remains subject to change. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of Teekay Tankers' financial results. Specific items affecting net income include, among others, foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Teekay Tankers' long-term capital needs are primarily for capital expenditures and debt repayment. Generally, Teekay Tankers expects that its long-term sources of funds will primarily be cash balances, long-term bank borrowings and other debt or equity financings. Teekay Tankers expects that it will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels.

Teekay Tankers believes that its existing cash and cash equivalents and undrawn long-term borrowings, in addition to other expected sources of liquidity including cash from operations and the initiatives described above, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Offshore
As of September 25, 2017, as a result of the Brookfield Transaction, Teekay Offshore is deconsolidated. Teekay retains ownership of approximately 14% of Teekay Offshore's outstanding common units and a 51% interest in Teekay Offshore's general partner, but no longer has in place any financial guarantees with respect to Teekay Offshore's long-term debt and interest rate swap and cross currency swap agreements.

In March 2018, Teekay Offshore entered into a loan agreement for a $125.0 million senior unsecured revolving credit facility, of which up to $25.0 million is provided by Teekay and up to $100.0 million is provided by Brookfield. As at March 31, 2018, Teekay had not advanced any amounts to Teekay Offshore under this facility (please read "Item 1 - Financial Statements: Note 4 - Deconsolidation of Teekay Offshore).

Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2018	2017
	$	$
Net operating cash flows	33,110	107,316
Net financing cash flows	150,456	87,142
Net investing cash flows	(156,349)	(244,162)

Operating Cash Flows
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of some of our FPSO units include incentives based on average annual oil prices, the reduction in global oil prices during recent years has negatively impacted our operating cash flows.

Consolidated net cash flow from operating activities decreased to $33.1 million for the three months ended March 31, 2018, from $107.3 million for the three months ended March 31, 2017. This decrease was primarily due to a $128.1 million decrease in income from operations (before depreciation, amortization, asset impairments, loss on sale of vessels, equipment and other operating assets, and the amortization of in-process revenue contracts) of our businesses, primarily as a result of the deconsolidation of Teekay Offshore and lower average spot tanker rates earned in Teekay Tankers' conventional tanker business. This decrease was partially offset by a decrease in cash outflows of $20.6 million from changes to non-cash working capital items and of $1.0 million in dry-dock expenditures for the three months ended March 31, 2018, compared to the corresponding period of 2017. In addition, interest expense, including realized losses on interest rate swaps and cross currency swaps, decreased $32.0 million for the three months ended March 31, 2018, compared to the corresponding period of 2017, primarily due to the deconsolidation of Teekay Offshore.

For a further discussion of changes in income from operations before depreciation, amortization, asset impairments, net loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows
The Controlled Daughter Entities hold all of our liquefied gas carriers (Teekay LNG) and most of our conventional tanker assets (Teekay Tankers). From and in connection with the respective initial public offerings of these subsidiaries, Teekay has been selling its assets that are a part of these businesses to the Daughter Entities. Historically, the Daughter Entities have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Entities raised net proceeds from issuances of new equity to the public and to third-party investors of $nil in the three months ended March 31, 2018, compared to $8.8 million in the same period last year. Teekay Parent raised net proceeds from issuances of new equity to the public of $103.7 million in the three months ended March 31, 2018, compared to $nil in the same period last year.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our net proceeds from the issuance of long-term debt, which is proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, were $26.1 million in the three months ended March 31, 2018, and $137.2 million in the same period last year. Scheduled repayments decreased by $164.6 million in the three months ended March 31, 2018, compared to the same period last year. Proceeds from sale-leaseback financing transactions decreased $94.6 million in the three months ended March 31, 2018, compared to the same period last year.

Investing Cash Flows
During the three months ended March 31, 2018, we incurred capital expenditures for vessels and equipment of $168.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay LNG received proceeds of $54.4 million from the sale of Teekay LNG's 50% ownership interest in the Excelsior Joint Venture. Teekay LNG contributed $20.5 million to its equity-accounted joint ventures, primarily to fund project expenditures in the Yamal LNG Joint Venture, the Bahrain LNG project, and the Pan Union Joint Venture, and for working capital requirements for the Teekay LNG-Marubeni Joint Venture. Teekay incurred a net $25.3 million cash outflow as a result of cash balances of its subsidiaries which were sold to Teekay Offshore (please read "Item 1 - Financial Statements: Note 4 - Deconsolidation of Teekay Offshore).

During the three months ended March 31, 2017, we incurred capital expenditures for vessels and equipment of $264.6 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Tankers received $32.6 million in cash inflows related to the sale of two Suezmax tankers, and Teekay LNG received $20.6 million in proceeds from the sale of the Asian Spirit. Teekay LNG contributed $77.8 million to its equity-accounted joint ventures for the three months ended March 31, 2017, primarily to fund newbuilding installments in the Yamal LNG Joint Venture and project expenditures for the Bahrain LNG project. Teekay LNG received a $40.3 million return of capital from its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 Joint Venture) in which Teekay LNG has a 40% ownership interest, upon completion of its debt refinancing.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES
The following table summarizes our long-term contractual obligations as at March 31, 2018:

		Remainder of					Beyond
	Total	2018	2019	2020	2021	2022	2022
	In millions of U.S. Dollars
Teekay LNG
Bond repayments (1)(2)	395.3	114.8	—	127.5	153.0	—	—
Scheduled repayments of long-term debt (1)(3)	534.9	78.0	102.5	99.6	68.5	50.9	135.4
Repayments on maturity of long-term debt (1)(3)	845.9	309.4	—	148.8	158.3	5.0	224.4
Commitments under capital leases (4)	1,547.8	114.2	119.7	118.9	118.0	117.2	959.8
Commitments under operating leases (5)	262.7	17.8	23.9	23.9	23.9	23.9	149.3
Newbuildings installments/shipbuilding supervision (6)	1,509.3	737.9	572.2	199.2	—	—	—
	5,095.9	1,372.1	818.3	717.9	521.7	197.0	1,468.9
Teekay Tankers
Scheduled repayments of long-term debt (7)	381.5	79.0	105.7	132.0	42.2	22.6	—
Repayments on maturity of long-term debt (7)	573.6	49.4	—	—	391.3	132.9	—
Scheduled repayments of capital lease obligations (8)	147.2	5.5	7.7	8.2	8.7	9.3	107.8
Chartered-in vessels (operating leases) (9)	31.0	12.5	8.8	8.3	1.4	—	—
	1,133.3	146.4	122.2	148.5	443.6	164.8	107.8
Teekay Parent
Bond repayments (10)	710.8	—	—	585.8	—	—	125.0
Chartered-in vessels (operating leases) (11)	236.8	43.0	57.0	49.1	53.0	20.0	14.7
Asset retirement obligation	28.9	—	28.9		—	—	—
	976.5	43.0	85.9	634.9	53.0	20.0	139.7

(1)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2018.

(2)
Excludes expected interest payments of $14.6 million (remainder of 2018), $16.4 million (2019), $13.5 million (2020) and $5.3 million (2021). Expected interest payments are based on NIBOR at March 31, 2018, plus margins that range up to 6.00%, as well as the prevailing U.S. Dollar/NOK exchange rate as of March 31, 2018. The expected interest payments do not reflect the effect of the related cross-currency swaps that Teekay LNG has used as an economic hedge of its foreign exchange and interest rate exposure associated with its NOK-denominated long-term debt.

(3)
Excludes expected interest payments of $29.9 million (remainder of 2018), $33.3 million (2019), $26.9 million (2020), $18.6 million (2021), $14.4 million (2022) and $40.0 million (beyond 2022). Expected interest payments give effect to the debt refinancing completed in May 2018 of one of Teekay LNG's debt facilities and are based on LIBOR or EURIBOR at March 31, 2018, plus margins on debt that has been drawn that ranges up to 3.25% (variable-rate loans), as well as the prevailing U.S. Dollar/Euro exchange rate as of March 31, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt. In addition, the above table does not reflect scheduled debt repayments in Teekay LNG's equity-accounted joint ventures.

(4)
Includes, in addition to lease payments, amounts Teekay LNG may be or is required to pay to purchase the leased vessel at the end of its lease terms. For one of Teekay LNG's nine capital lease obligations, the lessor has the option to sell the Suezmax tanker to Teekay LNG at any time during the remaining lease term; however, in this table Teekay LNG has assumed the lessor will not exercise its right to sell the Suezmax tanker to it until after the lease term expires, which is during 2018. The purchase price for any Suezmax tanker Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. We expect Teekay LNG to satisfy any such purchase price by assuming the existing vessel financing, although it may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to its assuming the financing obligations.

(5)	Teekay LNG has corresponding leases whereby it is the lessor and expects to receive approximately $233.8 million for these leases from the remainder of 2018 to 2029.

(6)
As of March 31, 2018, Teekay LNG has agreements for the construction of five wholly-owned LNG carrier newbuildings, of which the estimated remaining costs totaled $637.6 million, including estimated interest and construction supervision fees. Teekay LNG has secured $492.0 million of financing related to the commitments for four of the five LNG carrier newbuildings included in the table above.

As part of the acquisition of an ownership interest in the Pan Union Joint Venture, Teekay LNG agreed to assume Shell’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings and to fund its proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG's proportionate share of newbuilding installments totaled $69.4 million as of March 31, 2018. However, as part of this agreement with Shell, Teekay LNG expects to recover $2.3 million of the shipbuilding supervision and crew training costs from Shell during 2018 and 2019, and the Pan Union Joint Venture has secured financing of $50 million based on Teekay LNG's proportionate share of the remaining newbuilding installments as of March 31, 2018.
In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six ARC7 LNG carrier newbuildings, one of which delivered in January 2018 (the Eduard Toll). As at March 31, 2018, Teekay LNG's 50% share of the estimated remaining costs for these five newbuildings totaled $653.3 million, of which the Yamal LNG Joint Venture has secured undrawn financing of $617 million based on our proportionate share of the remaining newbuilding installments included in the table above.
The Bahrain LNG Joint Venture, in which Teekay LNG has a 30% ownership interest, is developing an LNG receiving and regasification terminal in Bahrain. The project will be owned and operated under a 20-year agreement commencing in early-2019 with a fully-built up cost of approximately $889 million. As at March 31, 2018, Teekay LNG's 30% share of the estimated remaining costs is $114.4 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $120 million based on our proportionate share.
The table above includes Teekay LNG's proportionate share of the newbuilding costs for two LPG carrier newbuildings scheduled for delivery during the remainder of 2018 in the Exmar LPG Joint Venture. As at March 31, 2018, Teekay LNG's 50% share of the estimated remaining costs for these three newbuildings totaled $34.7 million, including estimated interest and construction supervision fees. Exmar LPG Joint Venture has secured financing of $28.0 million for the two LPG carrier newbuildings.

(7)
Excludes expected interest payments of $27.8 million (remainder of 2018), $31.4 million (2019), $26.6 million (2020), $15.6 million (2021), and $3.6 million (2022). Expected interest payments are based on the existing interest rates for fixed-rate loans of 5.4% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at March 31, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(8)	Excludes imputed interest payments of $6.7 million (remaining in 2018), $8.6 million (2019), $8.1 million (2020), $7.5 million (2021), $7.0 million (2022) and $29.0 million (thereafter).

(9)
Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of March 31, 2018. If Teekay Tankers exercises all options to extend the terms of signed in-chartered leases, it would expect total payments of $14.5 million (remainder of 2018), $11.4 million (2019), $10.6 million (2020) and $1.9 million (2021).

(10)
Excludes expected interest payments of $42.0 million (remainder of 2018), $56.0 million (2019), $8.3 million (2020), $6.3 million (2021), $6.3 million (2022) and $0.3 million (thereafter). Expected interest payments are based on the interest rates for Teekay Parent's convertible senior notes and senior unsecured notes of 5.0% and 8.5%, respectively.

(11)	Excludes internal time-charter-in commitments between Teekay Parent and its subsidiary, Teekay LNG.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity-accounted investments are shown in “Item 18 – Financial Statements: Note 22 – Equity-Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2017.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our consolidated financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5—Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2017. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.
Goodwill
Based on conditions that existed at March 31, 2018, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2018, contains certain forward-looking statements (as such term is defined in Section 21A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

•
our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•
meeting our going concern requirements and our liquidity needs, and the liquidity needs of Teekay LNG and Teekay Tankers, including our working capital deficit, anticipated funds and sources of financing for liquidity needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least the next 12 months;

•
our ability and plans to refinance existing debt obligations, obtain financing for new and existing projects and capital expenditures, including unfinanced newbuildings, and negotiate extensions or redeployments of existing assets;

•	our business strategy and other plans and objectives for future operations;

•	our future growth prospects and future trends of the markets in which we operate;

•
offshore, LNG, LPG, LR2 and tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates, fleet growth, price of oil, and oil production in the tanker market, including the expected tanker market recovery in the latter part of 2018 and into 2019;

•	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

•
our expectations and estimates regarding future charter business, including with respect to minimum charter hire payments, revenues and our vessels' ability to perform to specifications and maintain their hire rates in the future;

•	certainty of completion, estimated delivery and completion dates, commencement dates of charters, intended financing and estimated costs for newbuildings, acquisitions and conversions;

•	the expected technical and operational capabilities of newbuildings;

•	our ability to obtain charter contracts for newbuildings or other vessels;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the outcome and cost of disputes, claims and potential claims against or involving us;

•	Teekay LNG's expectations regarding its ability to sell the European Spirit and African Spirit;

•
the future resumption of a LNG plant in Yemen operated by YLNG and expected repayment of deferred hire amounts on Teekay LNG’s two 52% owned vessels, the Marib Spirit and Arwa Spirit, on charter to YLNG, and the expected reduction to Teekay LNG's equity income in 2018 as a result of the charter payment deferral;

•
our expectations regarding the ability of Awilco and our other customers to make charter payments to us and fulfill purchase obligations at the end of charter contracts, including obligations relating to two of Teekay LNG carriers completing charters with Awilco in 2029;

•
our expectations on the potential financial exposure relating to Teekay LNG’s guarantee of tax indemnification obligations of Teekay Nakilat Joint Venture under lease arrangements for the RasGas II LNG Carriers;

•
our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of Teekay LNG's former and current leasing arrangements, and the potential financial exposure to Teekay LNG if such a challenge is successful;

•
our expectation that the owner of two of Teekay LNG's Suezmax tanker under capital lease, the Toledo Spirit, will cancel the related charter contract for the vessel in 2018 and sell it to a third party, rather than requiring Teekay LNG to purchase the vessel under capital lease;

•
our expectations regarding the schedule and performance of the Bahrain LNG Joint Venture and Bahrain LNG project and our expectations regarding the supply, modification, charter and timing of completion of the conversion of the FSU vessel for the project;

•	the expected cost of supervision and crew training in relation to the Pan Union Joint Venture and Teekay LNG's expected recovery of a portion of those costs;

•	the future valuation or impairment of goodwill;

•	the expected lifespan of our vessels, including our expectations as to any impairment of our vessels;

•	expected uses of proceeds from vessel or financing transactions;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks, and potential variance in the amounts recorded as derivative assets and liabilities;

•	our exposure to foreign currency fluctuations;

•	our expectations regarding uncertain tax positions;

•	the timing and amounts of dividends distributed by our equity accounted joint ventures;

•	the effects of adopting new accounting guidance; and

•
our dividend policy and our ability to pay cash dividends on our shares of common stock or any increases in quarterly distributions, and the distribution and dividend policies of our publicly-listed subsidiaries, Teekay LNG and Teekay Tankers, and our equity-accounted investee, Teekay Offshore, including the ability to increase the distribution levels of Teekay Offshore and Teekay LNG in the future.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to achieve or the delay in achieving expected benefits of our financing initiatives; changes in oil prices; changes in vessel values; changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; spot tanker market rate fluctuations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; effects of the issuance of additional shares of common stock and other equity securities on cash distributions; the outcome of discussions or legal action with third parties relating to existing or potential disputes or claims; delays in the start-up of offshore oil fields related to the CoA contracts of the actual vessel equivalent requirements of new CoAs; potential inability to obtain charters related to newbuildings or other vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; our exposure to currency exchange rate fluctuations; the failure of Teekay Tankers to achieve expected benefits from the merger with TIL; changes in our expenses; changes in tax regulations or the outcome of tax positions; our future capital expenditure requirements and the inability to secure financing for such requirements; our potential inability to raise financing to refinance debt maturities; the inability of us to complete vessel sale transactions; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russian entities and individuals, which may affect partners in the project; potential delays or cancellation of the Yamal LNG Project; the potential inability of Awilco to make payments under or relating to charter contracts; the potential failure of the YLNG project in Yemen to recommence operations or for YLNG to pay deferred charter hire amounts; the outcome of any claims by the lessor or taxing authorities relating to tax indemnification obligations of Teekay Nakilat Joint Venture under lease arrangements; conditions in the capital markets and lending markets; potential inability to implement our growth strategy; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2017. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks, but we do not use these financial instruments for trading or speculative purposes, except as noted below under Spot Tanker Market Rate Risk. Please read “Item 1 – Financial Statements: Note 14 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward. As at March 31, 2018, the Company was not committed to any foreign currency forward contracts.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2018, we had Euro-denominated term loans of 190.2 million Euros ($234.4 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2018, 2020 and 2021. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2018, 2020 and 2021. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds due in 2018, 2020 and 2021. As at March 31, 2018, we were committed to the following cross currency swaps:

					Fair Value / Carrying Amount of Asset / (Liability) (1) $
Notional Amount NOK (1)	Notional Amount USD (1)	Floating Rate Receivable
		Reference Rate	Margin	Fixed Rate Payable		Remaining Term (years)
900,000	150,000	NIBOR	4.35%	6.43%	(35,931)	0.4
1,000,000	134,000	NIBOR	3.70%	5.92%	(5,605)	2.1
1,200,000	146,500	NIBOR	6.00%	7.72%	13,618	3.6
					(27,918)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally, our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2018, that are sensitive to changes in interest rates, including our debt and obligations related to capital leases and interest rate swaps. For long-term debt and obligations related to capital leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value Liability
	Remainder of
	2018	2019	2020	2021	2022	Thereafter	Total		Rate (1)
	(in millions of U.S. dollars)
Long-Term Debt:
Variable Rate ($U.S.)(2)	367.0	187.8	359.2	611.0	198.4	313.4	2,036.8	(1,986.5)	3.8%
Variable Rate (Euro)(3)(4)	141.4	10.4	11.2	12.0	13.0	46.4	234.4	(229.6)	1.2%
Variable Rate (NOK)(4)(5)	114.8	—	127.5	153.0	—	—	395.3	(403.0)	5.7%
Fixed-Rate Debt ($U.S.)	7.4	10.0	595.8	37.3	—	125.0	775.5	(773.3)	7.7%
Average Interest Rate	5.4%	5.4%	8.4%	5.4%	—%	5.0%	7.7%
Obligations Related to Capital Leases
Variable-Rate ($U.S.)(6)	45.9	26.0	26.6	27.1	27.7	243.4	396.7	(394.1)	5.2%
Fixed-Rate ($U.S.)(6)	30.6	38.7	40.6	42.8	45.0	653.9	851.6	(842.8)	5.3%
Average Interest Rate(7)	5.2%	5.3%	5.3%	5.3%	5.3%	5.3%	5.3%
Interest Rate Swaps:
Contract Amount ($U.S.)(8)	115.8	236.4	253.9	430.9	25.9	215.4	1,278.3	(21.3)	2.9%
Average Fixed Pay Rate(2)	3.2%	2.6%	3.0%	2.4%	3.7%	3.4%	2.9%
Contract Amount (Euro)(4)(9)	141.4	10.4	11.2	12.0	13.0	46.4	234.4	(28.2)	3.1%
Average Fixed Pay Rate(3)	2.5%	3.7%	3.7%	3.7%	3.7%	3.9%	3.1%

(1)
Rate refers to the weighted-average interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of March 31, 2018, ranged from 0.3% and 4.0% for U.S. Dollar denominated debt. The average interest rate for our obligations related to capital leases is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The repayment amounts give effect to the refinancing completed in May 2018 of one of Teekay LNG's debt facilities scheduled to mature in 2018 with a new $90 million facility maturing in 2024.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2018.

(5)
Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 5.92% to 7.72%, and the transfer of principal fixed at $430.5 million upon maturities.

(6)	The amount of obligations related to capital leases represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)	The average interest rate is the weighted-average interest rate implicit in the obligations related to fixed-rate capital leases at the inception of the leases.

(8)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Equity Price Risk
We are exposed to the changes in the unit price of Teekay Offshore. We have stock purchase warrants entitling us to purchase an aggregate of 14.5 million common units of Teekay Offshore for an exercise price of $0.01 per common unit, which warrants become exercisable when Teekay Offshore's common unit volume-weighted average price is equal to or greater than $4.00 per common unit for 10 consecutive trading days until September 25, 2024. In addition, we hold 1.8 million warrants to purchase common units of Teekay Offshore that were issued in connection with Teekay Offshore's private placement of Series D Preferred Units in June 2016 with an exercise price of $4.55, which have a seven-year term and will be net settled in either cash or common units at Teekay Offshore’s option.

Commodity Price Risk
From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at March 31, 2018, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce its exposure, Teekay Tankers uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized losses on non-designated derivative instruments in our consolidated statements of (loss) income. As at March 31, 2018, we were not committed to any FFAs.

ITEM 4 -    CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the three months ended March 31, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

TEEKAY CORPORATION AND SUBSIDIARIES
MARCH 31, 2018
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
See “Part I – Item 1 – Financial Statements: Note 10d – Commitments and Contingencies – Legal Proceedings and Claims” in this Report.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
Not applicable
Item 5 – Other Information
None
Item 6 - Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 033-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-212787) FILED WITH THE SEC ON JULY 29, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213213) FILED WITH THE SEC ON AUGUST 19, 2016; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-221806) FILED WITH THE SEC ON NOVEMBER 29, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 30, 2018	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)